Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED
DECEMBER 31, 2020

CONTENTS

1	Fourth Quarter 2020 Highlights
2	Business Overview and Strategy
3	Business Developments
4	Outlook
5	Financial and Operating Highlights
6	Results of Operations
7	Exploration and Development
8	Market Overview
9	Financial Results
10	Liquidity and Capital Resources
11	Financial Instruments
12	Risks and Uncertainties
13	Non-GAAP Financial Measures
14	Critical Accounting Policies and Estimates
15	Internal Control over Financial Reporting and Disclosure Controls and Procedures
16	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q4 2020 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of SSR Mining Inc., ("SSR Mining", or the "Company") for the year ended December 31, 2020, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS", or "GAAP"), as issued by the International Accounting Standards Board (the "IASB"). All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 17, 2021, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Additional information, including the Company's most recent Annual Information Form and Annual Report on Form 40-F, is available on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov and on the ASX at www.asx.com.au.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 16 herein. The Company uses certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 13. The Company uses Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC, as set out in the cautionary note contained in Section 16.

On September 16, 2020, the Company acquired all of the issued and outstanding shares of Alacer Gold Corp. (“Alacer”). The Company began consolidating the operating results, cash flows and net assets of Alacer from and after September 16, 2020, and the results in this MD&A reflect such consolidation. Please refer to the discussion under “Business Developments” in Section 3 for further details of this transaction.

SSR Mining Inc.	MD&A Q4 2020 | 3

1.	FOURTH QUARTER AND FULL YEAR 2020 HIGHLIGHTS

•	Closed zero-premium merger with Alacer : On September 16, 2020, completed the transaction with Alacer to create a leading intermediate precious metals producer with robust margins, strong free cash flow generation and long mine lives led by a highly experienced leadership team with a track record of value creation.

•	Robust free cash flow: Reported fourth quarter attributable net income of $89.0 million, or $0.41 per share, and adjusted 2020 attributable net income of $108.8 million, or $0.50 per share. Generated cash flows from operating activities of $217.4 million and free cash flow of $157.0 million in the fourth quarter.(1)

•	Record fourth quarter performance: Delivered fourth quarter production of 220,432 gold equivalent ounces at AISC of $976 per gold equivalent ounce, exiting the year with strong operational momentum.(1)

•	Enhanced balance sheet and liquidity: Cash and cash equivalents and consolidated cash balances at year-end increased to $860.6 million and $897.0 million, respectively, further strengthening the Company's peer-leading balance sheet.(1) Cash and cash equivalents increased by $127.1 million during the fourth quarter.

•	Inaugural dividend announced: The Board declared the first quarterly cash dividend of $0.05 per share.

•	Delivered positive Çöpler District Master Plan studies: Released an updated NI 43-101 technical report outlining two production scenarios which demonstrate the long-term value and the significant organic growth potential of this world-class operation.

•	Discovered C2 copper-gold porphyry target at Çöpler: Announced positive results from four diamond drill holes below the Çöpler pit, with all holes intersecting gold-rich copper porphyry mineralization. The C2 results are another example of the long-term potential of Çöpler.

•	Çöpler contributes low-cost production: Delivered gold production of 83,029 ounces in the fourth quarter and annual production of 326,908 ounces.(2) Reported AISC of $748 per ounce in the fourth quarter, generating robust margins.(1)

•	Record production at Marigold: Delivered gold production of 76,941 ounces for the fourth quarter and annual production of 234,443 ounces, marking both quarterly and annual production records for the operation.

•	Marigold recognized for operator safety: The Marigold team was awarded first place by the Nevada Mining Association for safety for large metal operator in 2020.

•	Steady-state production at Seabee: Produced 31,915 ounces of gold at AISC of $787 per ounce in the fourth quarter as the mine returned to steady-state operations.(1)

•	Strong performance at Puna: Produced 2.2 million ounces of silver at cash costs of $8.92 per ounce in the fourth quarter.(1) AISC of $15.90 per ounce was impacted by sales well below production due to lags as concentrate shipments resumed.(1)

•	Provided robust 2021 outlook: In 2021, the Company expects to produce, on a consolidated basis, 720,000 to 800,000 gold-equivalent ounces at consolidated AISC of $1,050 to $1,110 per gold equivalent ounce.(1)

(1)	SSR Mining reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share, free cash flow and consolidated cash to manage and evaluate the Company's operating performance. See “Non-GAAP Financial Measures” in Section 13.
(2)	Includes full year 2020 production from Çöpler. SSR Mining is not entitled to the economic benefits from Çöpler prior to acquisition.

SSR Mining Inc.	MD&A Q4 2020 | 4

2.	BUSINESS OVERVIEW AND STRATEGY

Business Overview

SSR Mining is an intermediate precious metals mining company with four producing assets located in the USA, Turkey, Canada and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Canada, Mexico and Peru. SSR Mining's diversified asset portfolio is comprised of high-margin, long-life assets along several of the world's most prolific metal districts.

The Company has an experienced leadership team with a proven track record of delivery and value creation. Across the organization, the Company has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach and flotation), with a strong commitment to health, safety, community engagement and environmental management.

The Company has a strong balance sheet, with $897.0 million in consolidated cash(1) as at December 31, 2020, to support its growth pipeline. The Company intends to leverage its strong balance sheet and proven track record of free cash flow generation to fund growth across the portfolio and facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the Toronto Stock Exchange and Nasdaq Global Select Market (NASDAQ) and SSR on the Australian Securities Exchange.

Strategy

The Company's focus is on safe, profitable gold and silver production at its Çöpler Gold Mine ("Çöpler"), Marigold Mine ("Marigold"), Seabee Gold Operation ("Seabee"), and Puna Operations ("Puna").

The Company is committed to delivering safe production through relentless emphasis on Operational Excellence. The Company is also focused on growing production and Mineral Reserves through exploration and asset acquisition for accretive growth.

Sustainability is of growing importance to all stakeholders, whether they are local communities, local and national governments, the Company's shareholders or its employees. The Company is committed to building on its solid foundation through honest and open disclosure and continuous improvement.

SSR Mining's four producing assets are described below:

Çöpler Gold Mine, Turkey

Çöpler, 80% owned by SSR Mining, is an open pit gold mine located along the Tethyan belt in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast of Istanbul and 550 kilometers east of Ankara. Çöpler contains oxide and sulfide ores which are mined concurrently and processed through its two processing plants using heap leach and pressure oxidation processing, respectively, to produce gold bullion. Çöpler and nearby tenements are positioned on a land package of approximately 25,800 hectares.

Marigold Mine, USA

Marigold is an open pit gold mine located along the Battle Mountain-Eureka Trend in Nevada, USA. Marigold is a run-of-mine heap leach operation, moving more than 200,000 tonnes of material per day, and producing gold bullion. Marigold is positioned on a land package of approximately 20,000 hectares.

Seabee Gold Operation, Canada

Seabee is an underground gold mine located along the Trans-Hudson Corridor in east-central Saskatchewan, Canada. Seabee processes ore through its processing plant using gravity concentration and cyanide leaching to produce gold bullion. Seabee is positioned on a land package of approximately 60,000 hectares, including the Fisher property option.

SSR Mining Inc.	MD&A Q4 2020 | 5

2.	BUSINESS OVERVIEW AND STRATEGY (continued)

Puna Operations, Argentina

Puna is an open pit silver-lead-zinc mine located along the Bolivian silver belt in northern Argentina in the Province of Jujuy. Puna processes ore mined from the Chinchillas mine through its Pirquitas mill, using flotation processing to produce silver-lead and zinc concentrates.

(1)	SSR Mining reports the non-GAAP financial measure of consolidated cash to supplement information in the Company's consolidated financial statements. See “Non-GAAP Financial Measures” in Section 13.

3.	BUSINESS DEVELOPMENTS

Alacer Transaction

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the "Exchange Ratio"). The transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) of Alacer that were not exercised prior to the acquisition date, were converted to equivalent SSR Mining units (collectively, the "Replacement Units"), with the number of such securities issuable adjusted by the Exchange Ratio.

Immediately subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively, of the shares of the combined entity. With the completion of the transaction (the "Alacer Transaction"), Alacer has become a wholly-owned subsidiary of SSR Mining. Alacer holds an 80% interest in Anagold Madencilik Sanayi ve Ticaret Anonim Şirketi ("Anagold"), the owner and operator of Çöpler, a large-scale open pit gold mine in east-central Turkey. The 20% non-controlling interest in Anagold is held by Lidya Madencilik Sanayi ve Ticaret Anonim Şirketi ("Lidya Mining").

In accordance with the acquisition method of accounting, the consideration transferred has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.

The combined entity continues to operate as SSR Mining with two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. The combined entity is led by Rod Antal as President & CEO and Michael Anglin as Chair of the Company's Board of Directors. The newly-constituted Board of Directors is comprised of five directors from each of the previous SSR Mining and Alacer boards of directors for a total of ten directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer creates a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business enables the Company to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The Company expects the complementary nature of the assets and the cultural alignment of the organizations to facilitate an effective integration and allow us to continue to deliver value to its shareholders.

COVID-19 Response and Impact on Operations

During the year ended December 31, 2020, the coronavirus disease 2019 ("COVID-19") pandemic has negatively impacted global economic and certain financial markets. Many industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

The Company continues to restrict all non-essential travel and manage the contact of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with employees working remotely.

SSR Mining Inc.	MD&A Q4 2020 | 6

3.	BUSINESS DEVELOPMENTS (continued)

As discussed in "Results of Operations" in Section 6, Seabee and Puna were placed into care and maintenance near the end of the first quarter of 2020 and subsequently restarted through the second and third quarters of 2020. While there have been some impacts caused by the COVID-19 pandemic, Çöpler's and Marigold's operations have continued uninterrupted.

At Seabee, phased re-start plans were successfully implemented during the third quarter. In July, ore extraction and development rates ramped up and, in early August, milling operations re-commenced. Prior to restarting the mill, the Company built up an ore stockpile, which provided the mill with operating flexibility relative to mine extraction. Operations have returned to or exceeded pre-COVID-19 rates since August. Maintaining flight and camp operations within determined health and safety protocols continue to be an ongoing focus.

At Puna, operations returned to production late in the second quarter, with the recommencement of mining, hauling and milling operations. During the third quarter, COVID-19 infection rates in the Province of Jujuy escalated, resulting in further interruptions to operations. Puna suspended operations in September in order to manage camp occupancy, conduct testing for employees and contractors and reduce the risk of transmission. Mining and milling activities returned to pre-COVID-19 operating levels at the beginning of October. Strict protocols remain in place to manage the COVID-19 risk within the camp and operations.

During the temporary suspensions at Seabee and Puna, the sites continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance expenses within operating income in the consolidated statements of income.

At Çöpler and Marigold, the sites continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. COVID-19 is slowing government processes, including permitting. In Turkey, considerable effort is being expended to attain permits and land access for continued growth and operations.

Currently, Çöpler, Marigold, Seabee and Puna are all operating with some impacts caused by the COVID-19 pandemic. Each of the sites continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of employees and stakeholders; however, all sites remain exposed to potential COVID-19 impacts.

See the "Risks and Uncertainties" in Section 13 and "Cautionary Notes" in Section 16 of this MD&A for further information on the impact that the COVID-19 pandemic has had on the Company's business and the actions the Company has taken in response.

Çöpler District Master Plan

During the fourth quarter of 2020, the Company released the results of its independently prepared study of the Çöpler District ("Çöpler District Master Plan 2020", or "CDMP 2020") which increased Mineral Reserves by 22%, Measured and Indicated Mineral Resources by 24% and Inferred Mineral Resources by 58% as compared to December 31, 2019. The CDMP 2020 summarized SSR Mining's current development strategy for Çöpler and included analysis for two production scenarios. The first scenario considers a feasibility level Mineral Reserve case which incorporates a supplemental flotation circuit, resulting in a net present value of $1.7 billion at a 5% discount rate with life-of-mine ("LOM") gold production of 3.6 million ounces. The second scenario provides an alternative Preliminary Economic Assessment ("PEA") case which includes the development of the Ardich gold deposit ("Ardich"), located six kilometers northeast of the Çöpler processing facilities, resulting in a net present value of $2.2 billion at a 5% discount rate with LOM gold production of 4.6 million ounces.

The PEA case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

SSR Mining Inc.	MD&A Q4 2020 | 7

3.	BUSINESS DEVELOPMENTS (continued)

SilverCrest Divestment

During the second quarter of 2020, the Company completed a transaction to divest all of its equity position in SilverCrest Metals Inc. (“SilverCrest”). The Company divested an aggregate 9,000,645 common shares of SilverCrest at a price of C$10.06 per share for gross proceeds of $64.3 million (C$90.5 million). Upon divestment, the Company recognized a pre-tax gain of $37.8 million (C$55.3 million) within other comprehensive income.

Convertible Notes Redemption

During the first quarter of 2020, holders of the Company's 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by the Company at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes any time before January 31, 2020. As of the expiration of the Put Option on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes were put to the Company and redeemed, and $4,000 of 2013 Notes were converted to equity.

The remaining outstanding 2013 Notes were callable by the Company at par, plus accrued and unpaid interest thereon. On February 13, 2020, the Company provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, the Company redeemed all of its remaining outstanding 2013 Notes consisting of an aggregate principal amount of $115.0 million plus accrued interest of $0.5 million, in exchange for payment of cash of $115.5 million and equity of $2,000.

4.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2021. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 16. Cash costs and AISC per ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

For the full year 2021, the Company expects to produce, on a consolidated basis, 720,000 to 800,000 gold equivalent ounces from its four operating mines at consolidated AISC of $1,050 to $1,110 per gold equivalent ounce.

Operating Guidance (100%) (1)		Çöpler (2)	Marigold	Seabee	Puna	Other	Consolidated
Gold Production	koz	310 - 340	235 - 265	95 - 105	—	—	640 - 710
Silver Production	Moz	—	—	—	6.0 - 7.0	—	6.0 - 7.0
Gold Equivalent Production	koz	310 - 340	235 - 265	95 - 105	80 - 90	—	720 - 800
Cash Cost per Ounce (3)	$/oz	550 - 600	810 - 860	525 - 575	10.00 - 11.50	—	660 - 715
Sustaining Capital Expenditures (4)	$M	52	53	11	19	—	135
Capitalized Stripping / Capitalized Development	$M	9	47	19	13	—	88
Sustaining Exploration Expenditures	$M	2	7	1	1	—	11
General & Administrative (5)	$M	—	—	—	—	30 - 35	30 - 35
Share-based Compensation (5)	$M	—	—	—	—	15 - 20	15 - 20
All-In Sustaining Cost per Ounce (3)	$/oz	760 - 810	1,250 - 1,290	860 - 910	16.00 - 17.50	—	1,050 - 1,110
Growth Capital Expenditures	$M	26	—	7	—	—	33
Growth Exploration and Development Expenditures (6)	$M	31	11	7	—	5	54
Total Growth Capital	$M	57	11	14	—	5	87

(1)	Figures may not add due to rounding.
(2)	Figures are reported on a 100% basis. Çöpler is 80% owned by SSR Mining.
(3)	SSR Mining reports the non-GAAP financial measures of cash costs and AISC per ounce of gold and silver sold to manage and evaluate operating performance at Çöpler, Marigold, Seabee and Puna. Refer to Section 13 "Non-GAAP Financial Measures".
(4)	Excludes sustaining exploration expenditures. Includes $9.5 million oxygen plant lease payment at Çöpler.
(5)	General and administrative expenses exclude share-based compensation, which is reported separately.
(6)	Growth exploration and development expenditures are shown on a 100% basis, of which SSR Mining attributable amount totals $46 million.
(7)	All figures in U.S. dollars, unless otherwise noted. Gold equivalent figures for 2021 operating guidance are based on a gold-to-silver ratio of 76:1. Cash costs and capital expenditures guidance is based on an oil price of $45 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar and 7.5 Turkish lira to one U.S. dollar.

SSR Mining Inc.	MD&A Q4 2020 | 8

SSR Mining has a number of operational priorities and development catalysts for 2021, as detailed below.

Çöpler

•	Flotation circuit construction, with expected ramp-up beginning mid-year 2021
•	Ardich exploration and concurrent development towards first production in 2023
•	OC2 Porphyry copper-gold exploration and advancement, focusing on an expandable development plan

Marigold

•	Ongoing cost reduction and continuous improvement initiatives
•	Oxide exploration targeting higher grades and conversion at Mackay, Valmy, New Millennium, Trenton Canyon and Buffalo Valley
•	Sulfide exploration and evaluation

Seabee

•	Increase mining rates to exploit latent mill capacity
•	Gap Hanging Wall Mineral Resource conversion
•	Seabee and Fisher exploration and resource development

Puna

•	Continue steady state production with focus on increasing productivity
•	Achieve and sustain mill throughput rates above 4,000 tonnes per day
•	Implement and integrate owner-operated ore transport fleet

Free cash flow generation in 2021 is expected to be approximately 75% weighted to the second half of the year due to the timing of the ramp-up and commissioning of the flotation circuit at Çöpler, timing of capital expenditures across all sites, working capital seasonality at Seabee, and tax and royalty payments that are paid in the first half of the year.

Capital Returns

Capital Allocation

The Company's capital allocation strategy is to balance continuing investment in high-return growth, maintaining peer leading financial strength, and providing sustainable capital returns to shareholders.

In recognition of SSR Mining's position as a leading and sustainable free cash flow generator in the intermediate gold sector, it is the Company's intention to return excess attributable free cash flow to shareholders through a two-tiered capital return structure. While a recurring quarterly dividend is expected to be the primary method of capital return, the Company will periodically evaluate supplementing this dividend from excess attributable free cash flow in the form of incremental dividends and/or share buyback programs.

On February 17, 2021, the Company’s Board of Directors approved its inaugural quarterly dividend payment of $0.05 per common share to be paid on March 31, 2021 to shareholders of record on March 5, 2021. The declaration and payment of future dividends will be at the discretion of the Board of Directors and will be made based on the Company’s financial position and other factors relevant at the time.

The dividend was designated as an “eligible dividend” for Canadian federal and provincial income tax purposes. Dividends paid to shareholders who are non-residents of Canada will be subject to Canadian non-resident withholding taxes.

SSR Mining Inc.	MD&A Q4 2020 | 9

5.	FINANCIAL AND OPERATING HIGHLIGHTS

A summary of the Company's consolidated financial and operating results for the three months and year ended December 31, 2020 and 2019 are presented below:

(in thousands of US dollars, except per share data)	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Financial Results
Revenue	$370,729	$177,603	$853,089	$606,850
Income from mine operations	$146,456	$58,913	$308,642	$170,883
Gross margin (2)	40%	33%	36%	28%
Operating income	$120,332	$43,228	$202,713	$122,338
Net income	$97,654	$19,479	$140,468	$55,757
Net income attributable to equity holders of SSR Mining	$89,039	$19,479	$133,494	$57,315
Basic attributable net income per share	$0.41	$0.16	$0.88	$0.47
Adjusted attributable net income (1)	$108,813	$23,717	$213,172	$78,758
Adjusted basic attributable net income per share (1)	$0.50	$0.19	$1.41	$0.65

Cash generated by operating activities	$217,383	$51,917	$348,615	$145,844
Cash (used in) generated by investing activities	$(54,099)	$(22,303)	$180,790	$(130,328)
Cash (used in) generated by financing activities	$(36,938)	$(3,536)	$(173,204)	$68,907

Operating Results
Gold produced (oz)	191,885	81,255	418,744	332,364
Gold sold (oz)	182,328	85,404	414,163	331,350
Silver produced ('000 oz)	2,165	2,132	5,581	7,674
Silver sold ('000 oz)	1,010	2,584	4,661	7,695
Lead produced ('000 lb) (4)	6,529	7,985	17,193	23,957
Lead sold ('000 lb) (4)	3,158	9,371	14,903	24,119
Zinc produced ('000 lb) (4)	2,932	3,007	6,988	8,392
Zinc sold ('000 lb) (4)	1,898	3,067	6,039	14,072

Gold equivalent produced (oz) (5)	220,432	106,205	484,153	421,828
Gold equivalent sold (oz) (5)	194,862	114,268	465,471	415,383

Average realized gold price ($/oz sold)	$1,880	$1,480	$1,812	$1,394
Average realized silver price ($/oz sold)	$24.78	$17.32	$21.23	$16.26

Cash cost per gold equivalent ounce sold (1, 5,)	$693	$716	$759	$740
AISC per gold equivalent ounce sold (1, 5,)	$976	$1,088	$1,138	$1,087

Financial Position	December 31, 2020		December 31, 2019
Cash and cash equivalents	$860,637		$503,647
Current assets	$1,424,522		$899,662
Total assets	$5,244,986		$1,750,107
Current liabilities	$248,933		$234,171
Total liabilities	$1,305,083		$616,153
Working capital (3)	$1,175,589		$665,491

(1)	The Company reports non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce sold to manage and evaluate its operating performance at its mines. See "Non-GAAP Financial Measures" in Section 13.
(2)	Gross margin is defined as income from mine operations divided by revenue.
(3)	Working capital is defined as current assets less current liabilities.
(4)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(5)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
SSR Mining Inc.	MD&A Q4 2020 | 10

6.	RESULTS OF OPERATIONS

Çöpler, Turkey

(amounts presented on 100% basis)

	Three months ended December 31	Period from acquisition to December 31, 2020	Year ended December 31
Operating Data	2020	2020 (1)	2020 (2)
Gold produced - oxide (oz)	21,200	26,458	87,548
Gold produced - sulfide (oz)	61,830	76,158	239,360
Total gold produced (oz)	83,029	102,616	326,908
Gold sold (oz)	80,388	108,283	321,272

Ore mined - oxide (kt)	1,354	1,501	2,823
Ore mined - sulfide (kt)	935	1,034	2,255
Total material mined (kt)	7,045	8,108	25,861
Waste removed (kt)	4,756	5,573	20,783
Strip ratio	2.1	2.2	4.1

Ore stacked - oxide (kt)	1,292	1,413	2,841
Gold grade stacked - oxide (g/t)	1.20	1.20	1.13

Ore processed - sulfide (kt)	584	669	2,158
Gold grade processed - sulfide (g/t)	3.61	3.62	3.74
Gold recovery - sulfide (%)	90.3	90.1	90.7

Average realized gold price ($/oz sold)	$1,876	$1,887	N/A

Cash costs ($/oz gold sold) (3, 4)	$619	$614	N/A
AISC ($/oz gold sold) (3, 4)	$748	$743	N/A

Financial Data ($000s)
Revenue	$151,970	$205,536	N/A
Production costs	$79,948	$120,618	N/A
Depletion and depreciation	$25,158	$34,053	N/A
Income from mine operations	$46,864	$50,865	N/A
Exploration and evaluation expenses	$2,605	$3,558	N/A
Capital expenditures	$18,463	$22,883	N/A

(1)	The data presented in this column is for the period from September 16, 2020 to December 31, 2020, the period for which the Company was entitled to all economic benefits of Çöpler following the Company's acquisition of Alacer.
(2)	The operating data presented in this column includes operating results for Çöpler for the entire year ended December 31, 2020, including the period prior to the Company's acquisition of Alacer on September 16, 2020. As the Company was not entitled to the economic benefits of Çöpler prior to the acquisition, financial data for the periods prior to September 16, 2020 are not provided.
(3)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Çöpler. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.
(4)	Cash costs and AISC per ounce of gold sold exclude the impact of any fair value adjustment on acquired inventories as at the date of the Company's acquisition of Alacer.

SSR Mining Inc.	MD&A Q4 2020 | 11

Full Year and Fourth Quarter 2020 Operating and Financial Results

Production

During the fourth quarter of 2020, Çöpler produced 83,029 ounces of gold, which included 21,200 ounces of gold production from the Çöpler oxide plant and 61,830 ounces of gold production from the sulfide plant. Production was in line with guidance despite the impacts of COVID-19. The mine plan was revised and other actions taken to mitigate the impacts of COVID-19.

From September 16, 2020, the date of the Company's acquisition of Alacer, to December 31, 2020, Çöpler produced 102,616 ounces of gold, which included 26,458 ounces of gold production from the Çöpler oxide plant and 76,158 ounces of gold production from the sulfide plant.

For the year ended December 31, 2020, Çöpler produced 326,908 ounces of gold, which included 87,548 ounces of gold production from the Çöpler oxide plant and 239,360 ounces of gold production from the sulfide plant. Production was in line with the revised mine plan that was adopted to diversify ore sources and optimize production in light of the shortfall in mine operator numbers resulting from COVID-19.

For the three months and year ended December 31, 2020, oxide ore tonnes mined were 1.4 million and 2.8 million tonnes, respectively. The oxide ore mined grade was 1.16 g/t and 1.06 g/t, respectively.

For the three months and year ended December 31, 2020, sulfide ore tonnes mined were 0.9 million and 2.3 million tonnes, respectively, in line with the revised mine plan.

For the three months and year ending December 31, 2020, the sulfide plant treated 0.6 million and 2.2 million tonnes of sulfide ore, respectively. The sulfide plant continued to efficiently operate above design throughput. Plant gold recovery averaged approximately 91% for the year ended December 31, 2020. Recovery improvement projects continued in the fourth quarter of 2020, some of which continue into 2021.

Mine operator availability suffered in 2020 due to COVID-19 restrictions. The revised mine plan reduced the haulage of material to the tailings storage facility ("TSF"), stockpiling this material for 2021, and allowed for available mining resources to be focused on the Manganese pit cutback. The TSF is approximately 5 kilometers from the mine and is constructed from competent mine waste. Despite the reduced construction rate in 2020 as a result of the impacts from COVID-19, the TSF is advancing ahead of operational requirements. A mining area was also brought into production in the Main Pit to diversify ore sources, in part, as a risk management strategy should COVID-19 related restrictions increase. Total mined tonnes for the fourth quarter and full year 2020, with the revised mine plan, were above the original mine plan.

For the three months and year ended December 31, 2020, the total waste tonnes mined were 4.8 million and 20.8 million tonnes, respectively, in line with the revised mine plan.

The Çöpler District Master Plan 2020 ("CDMP2020"), issued in November 2020, updated the operating parameters of the sulfide plant and includes the results of optimization studies and programs, including the supplemental flotation circuit.

The flotation circuit included in the recent amendment to the Çöpler Environmental Impact Assessment application and incorporated into the CDMP2020 was approved for construction by the Board of Directors. The flotation circuit will treat a side stream from the grinding circuit, with the concentrate reporting to autoclave feed and the tails to leaching. The flotation circuit is anticipated to increase the gold and sulfur grades processed through the autoclaves (increasing autoclave and oxygen utilization), reduce unit costs, and increase total sulfide plant throughput and gold production. Overall recovery declines modestly due to lower float tails recovery. The currently-installed grinding mills have demonstrated significant latent capacity, sufficient to support an increase in sulfide plant throughput capacity up to approximately 3 million tonnes per annum. The capital cost estimate for the flotation circuit is approximately $18 million. At December 31, 2020, the detailed engineering designs for the flotation circuit were 89% complete and the civil construction was 95% complete. The fabrication of the steel work is in progress, with tank delivery at 75% and assembly at 55% completion. The flotation circuit commissioning is targeted for mid-year 2021.

SSR Mining Inc.	MD&A Q4 2020 | 12

Revenue

Revenue for the fourth quarter of 2020 was $152.0 million as 80,388 ounces of gold were sold at an average realized gold price of $1,876 per ounce.

Revenue for the period from September 16, 2020, the date of the Company's acquisition of Alacer, to December 31, 2020, was $205.5 million as 108,283 ounces of gold were sold at an average realized gold price of $1,887 per ounce.

Gold ounces sold in the fourth quarter of 2020 were lower than production due to the timing of gold pours at year end. Gold ounces sold from the date of acquisition to December 31, 2020 were higher than production due to the sale of finished goods inventory acquired on the acquisition date.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

Unit operating costs remained stable as a weaker local currency offset by the impacts associated with COVID-19. The impact of fair value adjustments on acquired inventories and mineral interests are reflected in production costs and depletion and depreciation, respectively. These impacts have been removed in the calculation of cash costs and AISC per ounce of gold sold (refer to Section 13).

In the fourth quarter of 2020, cash costs per ounce of gold sold were $619. Royalty expense included in cash costs increased due to a combination of higher rate and higher gold prices.

In the fourth quarter of 2020, AISC per ounce of gold sold was $748, which was also affected by increased royalty expense.

SSR Mining Inc.	MD&A Q4 2020 | 13

Marigold, USA

	Three months ended December 31,			Year ended December 31,
Operating Data	2020	2019	Change	2020	2019	Change
Gold produced (oz)	76,941	59,186	30%	234,443	220,227	6%
Gold sold (oz)	73,927	61,088	21%	230,043	226,957	1%

Total material mined (kt)	22,699	18,457	23%	85,594	74,039	16%
Waste removed (kt)	15,946	11,736	36%	62,038	48,364	28%
Total ore stacked (kt)	6,753	6,721	-%	23,556	25,676	(8)%
Gold stacked grade (g/t)	0.48	0.36	33%	0.39	0.40	(3)%
Strip ratio	2.4	1.7	41%	2.6	1.9	37%

Average realized gold price ($/oz sold)	$1,885	$1,478	28%	$1,783	$1,391	28%

Cash costs ($/oz gold sold) (1)	$838	$778	8%	$852	$811	5%
AISC ($/oz gold sold) (1)	$1,070	$1,117	(4)%	$1,222	$1,034	18%

Financial Data ($000s)
Revenue	$139,183	$90,198	54%	$409,798	$315,320	30%
Production costs	$62,228	$47,472	31%	$196,409	$183,782	7%
Depletion and depreciation	$15,752	$12,463	26%	$47,844	$52,291	(9)%
Income from mine operations	$61,203	$30,263	102%	$165,545	$79,247	109%
Exploration and evaluation expenses	$427	$319	34%	$2,462	$936	163%
Capital expenditures	$15,833	$20,754	(24)%	$80,161	$53,702	49%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Marigold. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

Full Year and Fourth Quarter 2020 Operating and Financial Results

Production

In the fourth quarter of 2020, 22.7 million tonnes of material were mined, a 23% increase compared to the fourth quarter of 2019. For the year ended December 31, 2020, 85.6 million tonnes of material were mined, a 16% increase over the year ended December 31, 2019. These increases are attributable to shorter haulage cycles coupled with increased fleet capacities in load, haul and drilling.

During the fourth quarter of 2020, 6.8 million tonnes of ore was stacked at a gold grade of 0.48 g/t. This compares to 6.7 million tonnes of ore stacked at a gold grade of 0.36 g/t in the fourth quarter of 2019. The higher grades delivered in the fourth quarter of 2020 as compared to the fourth quarter 2019 are associated with the planned mining of the higher-grade portions of Mackay 4 and Mackay 8. In the fourth quarter of 2019, mining activities focused on the lower grade portions of Mackay 5 and stripping of Mackay 4.

For the year ended December 31, 2020, 23.6 million tonnes of ore was stacked at a gold grade of 0.39 g/t compared to 25.7 million tonnes of ore stacked at a gold grade of 0.40 g/t for the year ended December 31, 2019. The reduction in both ore tonnes stacked and gold grade are associated with the transition from mining higher grade Mackay 5 ore in 2019 to the stripping and mining of Mackay Phases 4 and 8 in 2020.

SSR Mining Inc.	MD&A Q4 2020 | 14

During the fourth quarter of 2020, Marigold produced a quarterly record 76,941 ounces of gold, an increase of 30% compared to the fourth quarter of 2019 and 15% higher than the previous quarterly record. Production benefited from higher grades stacked at lower lifts on the heap leach pads. A decrease in electrowinning cell inventory also contributed to ounces produced in the fourth quarter of 2020.

Annual production in 2020 of 234,443 ounces was a record for the mine's 32-year history. This was 6% higher than the 220,227 ounces of gold for the year ended December 31, 2019. The increase was due to low stacking elevations throughout 2020 which contributed to faster leach times and a decrease in electrowinning cell inventory during 2020.

Revenue

Revenue increased by 54% to $139.2 million in the fourth quarter of 2020 compared to the fourth quarter of 2019, due to a 28% increase in the average realized gold price and 21% more ounces sold.

Revenue increased by 30% for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to an increase of 28% in the average realized gold price.

Gold ounces sold in the fourth quarter and for the year ended December 31, 2020 were lower than production due to the timing of gold pours at year end.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

Cash costs per ounce of gold sold for the fourth quarter of 2020 was $838, an 8% increase compared to the fourth quarter of 2019, primarily due to an increase in per unit royalty costs due to higher realized gold prices. Cash costs per ounce of gold sold for the full year 2020 were $852, a 5% increase compared to the full year 2019 for the same reason.

In the fourth quarter of 2020, AISC per ounce of gold sold was $1,070, a 4% decrease compared to the fourth quarter of 2019, due to lower capital expenditures per gold ounce sold partially offset by higher cash costs. Capital spend was lower in the fourth quarter of 2020 primarily due to the purchase of a hydraulic shovel in the fourth quarter of 2019 with no comparable purchase in 2020.

AISC per ounce of gold sold for the year ended December 31, 2020 was $1,222, an 18% increase compared to the year ended December 31, 2019 due to higher cash costs and an increase in capital expenditures per gold ounce sold. Capital expenditures were higher than the year ended December 31, 2019, due to mobile mine equipment replacements, increased leach pad construction, dewatering construction costs and higher deferred stripping.

SSR Mining Inc.	MD&A Q4 2020 | 15

Seabee, Canada

	Three months ended December 31,			Year ended December 31,
Operating Data	2020	2019	Change	2020	2019	Change
Gold produced (oz)	31,915	22,069	45%	81,686	112,137	(27)%
Gold sold (oz)	28,013	24,362	15%	75,837	104,915	(28)%

Total ore milled (t)	99,487	87,394	14%	255,178	344,039	(26)%
Ore milled per day (t/day)	1,081	950	14%	697	943	(26)%
Gold mill feed grade (g/t)	9.85	7.89	25%	10.10	9.56	6%
Gold recovery (%)	98.4	97.9	1%	98.4	98.2	-%

Average realized gold price ($/oz sold)	$1,877	$1,484	26%	$1,790	$1,398	28%

Cash costs ($/oz sold) (1)	$531	$505	5%	$534	$464	15%
AISC ($/oz sold) (1)	$787	$751	5%	$939	$812	16%

Financial Data ($000s)
Revenue	$52,498	$36,142	45%	$135,230	$146,141	(7)%
Production costs	$15,583	$12,283	27%	$41,308	$48,470	(15)%
Depletion and depreciation	$11,148	$10,124	10%	$28,233	$36,368	(22)%
Income from mine operations	$25,767	$13,735	88%	$65,689	$61,303	7%
Exploration and evaluation expenses	$2,088	$1,210	73%	$6,108	$8,770	(30)%
Capital expenditures	$8,201	$5,946	38%	$33,758	$33,559	1%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Seabee. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

Full Year and Fourth Quarter 2020 Operating and Financial Results

Production

In response to the COVID-19 pandemic, Seabee was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure to protect the Company's employees, their families and communities. Through this period, employees maintained the mine in a state of operational readiness.

In June 2020, a phased restart of the operation commenced. The first phase focused on underground ventilation raises and capital development within the mine while COVID-19-related protocols were assessed. Limited ore extraction was initiated at the end of June. In early July, Seabee commenced the second phase, which involved increasing underground development rates and mine production while continuing to monitor COVID-19 related protocols. In August, the third and final phase commenced, which involved a restart of milling operations and ramp-up to full mine production with a complete workforce, while continuing to maintain effective COVID-19-related protocols. The mine has operated at full capacity since completion of the final phase in August.

During the fourth quarter of 2020, Seabee produced 31,915 ounces of gold, a 45% increase compared to the fourth quarter of 2019, due to increases in tonnes and grade mined and milling of stockpiled ore. Mill feed grade was 9.85 g/t gold during the fourth quarter of 2020, a 25% increase compared to the fourth quarter of 2019, due to the scheduled sequencing of the mine.

For the year ended December 31, 2020, Seabee produced 81,686 ounces of gold, a 27% decrease compared to the year ended December 31, 2019, reflecting that the mill was shut down from March through August 2020, whereas the mill was fully operational in 2019.

SSR Mining Inc.	MD&A Q4 2020 | 16

Revenue

Revenue increased by 45% in the fourth quarter of 2020 compared to the fourth quarter of 2019 due to a 15% increase in gold ounces sold and a 26% increase in the average realized gold price.

Revenue decreased by 7% for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to a 28% decrease in gold ounces sold, partially offset by a 28% increase in the average realized gold price. The decrease in gold ounces sold is due to the temporary suspension of operations as a result of COVID-19.

Gold ounces sold in the fourth quarter and for the year ended December 31, 2020 were lower than production due to the timing of shipments of gold on carbon fines and the timing of gold pours at year end.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the fourth quarter of 2020, cash costs per ounce of gold sold were $531, a 5% increase compared to the fourth quarter of 2019, due to higher general and administrative costs associated with the ramp up to full production.

In the fourth quarter of 2020, AISC per ounce of gold sold was $787, a 5% increase compared to the fourth quarter of 2019, due to higher cash costs. Capital expenditures in the fourth quarter of 2020 related mainly to the tailings expansion project. Full construction activities at the tailings expansion project resumed in early August 2020.

For the year ended December 31, 2020, cash costs per ounce of gold sold were $534, a 15% increase compared to the year ended December 31, 2019, due to higher unit mining and general and administrative costs, driven by the temporary suspension of operations for all of the second quarter and beginning of the third quarter.

For the year ended December 31, 2020, AISC per ounce of gold sold was $939, a 16% increase compared to the year ended December 31, 2019, due to higher cash costs.

SSR Mining Inc.	MD&A Q4 2020 | 17

Puna, Argentina

(amounts presented on 100% basis)

	Three months ended December 31,			Year ended December 31,
Operating Data	2020	2019	Change	2020	2019	Change
Silver produced ('000 oz)	2,165	2,132	2%	5,581	7,674	(27)%
Silver sold ('000 oz)	1,010	2,584	(61)%	4,661	7,695	(39)%
Lead produced ('000 lb) (1)	6,529	7,985	(18)%	17,193	23,957	(28)%
Lead sold ('000 lb) (1)	3,158	9,371	(66)%	14,903	24,119	(38)%
Zinc produced ('000 lb) (1)	2,932	3,007	(2)%	6,988	8,392	(17)%
Zinc sold ('000 lb) (1)	1,898	3,067	(38)%	6,039	14,072	(57)%

Total material mined (kt)	2,750	3,244	(15)%	5,696	12,282	(54)%
Waste removed (kt)	2,440	2,725	(10)%	4,879	10,839	(55)%
Strip ratio	7.9	5.3	49%	6.0	7.5	(20)%

Ore milled (kt)	416	400	4%	1,118	1,394	(20)%
Silver mill feed grade (g/t)	170	174	(2)%	164	184	(11)%
Lead mill feed grade (%)	0.78	0.99	(21)%	0.77	0.89	(13)%
Zinc mill feed grade (%)	0.52	0.63	(17)%	0.51	0.54	(6)%
Silver recovery (%)	95.2	95.1	-%	94.6	93.2	2%
Lead recovery (%)	90.8	91.9	(1)%	90.2	85.8	5%
Zinc recovery (%)	61.4	54.3	13%	55.5	49.2	13%

Average realized silver price ($/oz)	$24.78	$17.32	43%	$21.23	$16.26	31%

Cash costs ($/oz silver sold) (2)	$8.92	$8.90	-%	$11.43	$10.38	10%
AISC ($/oz silver sold) (2)	$15.90	$11.18	42%	$15.22	$14.06	8%

Financial Data ($000s)
Revenue	$27,078	$51,263	(47)%	$102,525	$145,389	(29)%
Production costs	$11,822	$29,424	(60)%	$60,317	$97,558	(38)%
Depreciation and depletion	$2,634	$6,924	(62)%	$15,665	$17,498	(10)%
Income from mine operations	$12,622	$14,915	(15)%	$26,543	$30,333	(12)%
Exploration, evaluation and reclamation expense	$(2,337)	$492	(575)%	$(2,144)	$786	(373)%
Capital expenditures	$6,480	$5,557	17%	$17,690	$33,819	(48)%

(1)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(2)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of silver sold to manage and evaluate operating performance at Puna. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

SSR Mining Inc.	MD&A Q4 2020 | 18

Full Year and Fourth Quarter 2020 Operating and Financial Results

Production

On March 20, 2020, Puna temporarily suspended operations as a result of government-mandated restrictions due to the COVID-19 pandemic. Subsequently, the Government of Argentina reinstated mining as an essential business activity. During the second quarter of 2020, a phased restart complying with government regulations and guidelines was implemented with the recommencement of mining, hauling and milling operations. During the third quarter of 2020, COVID-19 infection rates in the Province of Jujuy escalated, resulting in further interruptions to operations. In September, operations were suspended in order to manage camp occupancy, conduct testing and reduce the risk of transmission. Due to the significant ore stockpiles at Puna, milling operations were prioritized over mining operations through restarts. As a result, tonnes mined in the third quarter of 2020 were impacted due to COVID-19 related interruptions. Mining and milling activities were operating at expected levels by the beginning of October 2020.

During the fourth quarter of 2020, Puna produced 2.2 million ounces of silver, a 2% increase compared to the fourth quarter of 2019, due to higher tonnage milled at modestly lower grades. Lead and zinc production decreased 18% and 2% respectively, due to lower base metal head grades with zinc benefiting from a significant increase in recovery due to achieving finer ore grind. Ore milled was 0.4 million tonnes, a 4% increase compared to the fourth quarter of 2019 due to an increase in throughput and shorter shutdowns for scheduled maintenance. Processed ore contained an average silver grade of 170 g/t, a 2% decrease compared to the fourth quarter of 2019, which was in-line with the mine plan. The mill averaged approximately 4,517 tonnes per day during the fourth quarter of 2020, demonstrating an improved performance on plant throughput and tailings pumping system capacity achieved through continuous improvements.

For the year ended December 31, 2020, Puna produced 5.6 million ounces of silver, a 27% decrease compared to the year ended December 31, 2019, due to the temporary suspension of operations in response to COVID-19 during the second and third quarters of 2020. Lead and zinc production was similarly affected by the COVID-19 related shutdowns. Ore milled was 1.1 million tonnes, a 20% decrease compared to the year ended December 31, 2019, also as a result of COVID-19 related shutdowns. Processed ore contained an average silver grade of 164 g/t, an 11% decrease compared to the year ended December 31, 2019, but in-line with the mine plan.

Revenue

Revenue decreased by 47% in the fourth quarter of 2020 compared to the fourth quarter of 2019, due to a 61% decrease in silver ounces sold, partially offset by a 43% increase in the average realized silver price. Sales in the fourth quarter and for the year ended December 31, 2020 were significantly below production due to the normal transport and refining cycles associated with ramp-up after the COVID-19 related shutdowns.

Revenue decreased by 29% for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to a 39% decrease in silver ounces sold as a result of the COVID-19 operational shutdowns, partially offset by a 31% increase in the average realized silver price.

Operating Costs

Cash costs and AISC per ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the fourth quarter of 2020, cash costs per ounce of silver sold were $8.92, consistent with the fourth quarter of 2019.

In the fourth quarter of 2020, AISC per ounce of silver sold was $15.90, an increase of 42% compared to the fourth quarter of 2019. The increase in AISC was primarily due to higher capital expenditures per silver ounce sold, driven by silver ounces sold well below production due to normal ramp-up times for shipping and selling concentrates.

SSR Mining Inc.	MD&A Q4 2020 | 19

For the year ended December 31, 2020, cash costs per ounce of silver sold were $11.43, an increase of 10% compared to the year ended December 31, 2019, primarily due to higher mining unit costs, offset by lower processing and general and administrative unit costs as a result of higher average daily plant throughput and the positive impact of the renegotiation of the natural gas contract. Mining costs were higher due to operating inefficiencies through shutdown and start-up phases and an increase in maintenance work performed during the temporary suspensions.

For the year ended December 31, 2020, AISC per ounce of silver sold was $15.22, an increase of 8% compared to the year ended December 31, 2019, due to higher cash costs per ounce sold, offset partially by lower sustaining capital expenditures, mainly due to lower deferred stripping costs and the deferral of capital projects due to impacts of COVID-19.

7.	EXPLORATION AND DEVELOPMENT

The Company holds a portfolio of prospective exploration tenures across Turkey, the USA, Canada, Mexico and Peru both near or adjacent to the existing operations (near-mine) and greenfield standalone prospects. The Company continues exploring both near-mine and greenfield prospects with a focus on the near-mine targets. Near-mine expansion projects can leverage existing mine infrastructure and capability to generate lower cost, faster development opportunities.

Çöpler District Exploration

The Company takes a disciplined approach to exploration at the Çöpler District, optimizing the historical exploration database, remapping and reinterpreting data, and judiciously drill testing new targets.

A primary focus in the Çöpler District is to fast-track exploration of oxide ore to take advantage of spare oxide plant capacity.

The Çöpler Saddle prospect and the Ardich and Çakmaktepe deposits represent the priorities as near-mine development projects with potential to add to the Company’s production profile within the next two to three years.

Çöpler (80% owned)

The operating mine is the center for district exploration activities, with established infrastructure for treating both oxide and sulfide gold ores.

Commencing in 2017, a Çöpler in-pit exploration program successfully provided additional oxide ore to the processing facilities. The in-pit exploration program is ongoing, targeting both oxide and sulfide ore. Recently, the in-pit exploration program identified the possibility of a copper-gold porphyry system below the Main pit. Designated C2, drill testing of the target commenced at the end of the second quarter of 2020 and continued through the third quarter. Initial drill results are encouraging and are described in detail below.

C2 Porphyry Copper-Gold (80% owned)

The C2 target lies directly below the Main pit of the Çöpler mine. In 2020, four diamond drill holes were completed along a line of approximately 730 meters, with all holes intersecting gold-rich copper porphyry mineralization. Chalcopyrite is visible in the drill core with mineralization starting at or close to the bottom of the currently defined Çöpler Main pit.

Some of the newly discovered porphyry intrusive has been exposed in parts of the lower benches. The porphyry has well-developed stockwork and sheeted sulfide-quartz veins. Where exposed in the pit benches, these veins are locally overprinted by thicker quartz-sericite-sulfide veins. The copper mineralization is predominantly chalcopyrite formed as disseminations in the matrix and as thin veins associated with quartz accompanied with rare molybdenite mineralization. There is elevated arsenic in some zones, but this does not seem to be directly correlated to the copper mineralization. The gold mineralization is not visible.

SSR Mining Inc.	MD&A Q4 2020 | 20

7.	EXPLORATION AND DEVELOPMENT (continued)

In 2020, the Company drilled eleven diamond core holes totaling 5,379 meters, with results of the first four holes announced in a news release dated November 25, 2020.

Significant results were returned from the initial four holes:

•	CDD955 returned 0.74% CuEq(1) over 241.5 meters from 37 meters, and 0.42% CuEq(1) over 166.2 meters from 287.5 meters.
•	CDD935 returned 0.86% CuEq(1) over 108.6 meters from 103.1 meters.
•	CDD940 returned 0.71% CuEq(1) over 81.5 meters from 271.2 meters.
•	CDD947 returned 1.14% CuEq(1) over 49.6 meters from 156.9 meters,1.20% CuEq(1) over 18.4 meters from 237.8 meters, and 0.30% CuEq(1) over 127.7 meters from 303.3 meters.

(1)	Copper equivalent calculated as CuEq = [Cu ppm + ((Au ppm*Au price(g) / Cu price(g)) /10,000)]. Based upon metal prices of $1,750/oz gold and $3.00/pound copper with recovery assumed to be 100% as no metallurgical test work has been completed. CuEq will change proportionally to the metal’s relative recoveries once metallurgical test work is complete. Intervals reported are sections with more than 0.2%CuEq (and a minimum 0.1%Cu) and less than of 5 meters contiguous dilution.

Metallurgical test work commenced at a contract laboratory in Canada on C2 diamond drill core samples. Preliminary indications from the metallurgical flotation test work is encouraging. The Company is currently drilling with three diamond drill rigs and plans to increase the number of rigs to nine in the first quarter of 2021.

Ardich Gold Deposit (80% owned)

The Ardich gold deposit is six kilometers northeast of the Çöpler processing facilities and is accessible by the nearby haul road to Çakmaktepe. The deposit mostly forms a tabular flat-lying gold-rich oxide and sulfide zone at the contact between an overlying assemblage of ultramafic rocks and underlying clastic and limestone rock types. The deposit is predominantly oxide mineralization.

A total of 175 drill holes were included in the maiden Ardich Mineral Resource estimate announced November 22, 2019. Since the cut-off date for the November 2019 Mineral Resource, data has been obtained for an additional 129 drill holes for a total of 304 drill holes. Based on the additional drill data, the Company provided an updated Ardich Mineral Resource estimate on November 30, 2020 within the CDMP2020, a summary of which is provided in the table below .

The CDMP20 includes an alternative PEA case including the development of Ardich.

Drilling continues at Ardich as the Mineral Resource remains open for expansion. Subsequent to the November 2020 Mineral Resource estimate published in the Technical Report which included drilling data up to February 2020, a total of 147 additional diamond drill holes totaling 35,147 meters have been drilled in the Ardich project. Development work including additional technical studies and permitting also continues.

Mineral Resource Estimate for the Ardich Deposit (as at the Effective Date)
Material Type	Resource Category Material	Tonnes (kt)	Au (g/t)	Contained Gold (koz)
Oxide (LS+HS)	Measured	4,707	1.63	246
	Indicated	12,817	1.62	666
	Measured + Indicated	17,524	1.62	912
	Inferred	4,713	1.62	246
Sulfide	Measured	695	2.56	57
	Indicated	2,231	3.71	266
	Measured + Indicated	2,926	3.43	323
	Inferred	782	4.24	107
Total	Measured	5,402	1.75	303
	Indicated	15,048	1.93	932
	Measured + Indicated	20,451	1.88	1,235
	Inferred	5,495	1.99	352

SSR Mining Inc.	MD&A Q4 2020 | 21

7.	EXPLORATION AND DEVELOPMENT (continued)

1. Mineral Resources for Adrich have an effective date of 27 November 2020 and have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Resources estimate for Ardich has been prepared by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin Pty Ltd as Technical Director - Geology, a qualified person as defined under NI 43-101. All key assumptions, parameters and methods used to estimate Mineral Resources for Ardich and the data verification procedures followed are set out in the CDMP 2020.

2. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

3. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

4. Mineral Resources are shown on a 100% basis. More than 96% of the Mineral Resources are located on the SSR Mining owned 80% ground, with the remainder of the mineralization within the 50%/50% ownership boundary.

5. Low-sulfur (LS) oxide is defined as material with <1% total sulfur, high-sulfur (HS) oxide is material with total sulfur >1% and <2%, and sulfide material has ≥2% total sulfur.

6. All Mineral Resources in the CDMP 2020 were assessed for reasonable prospects for eventual economic extraction by reporting only material that fell within conceptual pit shells based on metal prices of $1,750/oz for gold. The following parameters were used: metallurgical recoveries in oxide 40.0%-73.0%, and in sulfide 82.9%; Au cut-off grades in oxide 0.30-0.55 g/t Au, and in sulfide 0.77 g/t Au, (there are no credits for Ag or Cu in the cut-off grade calculations); allowances have been made for royalty payable.

7. Reported Mineral Resources contain no allowances for unplanned dilution, or mining recovery. Tonnage and grade measurements are in metric units. Contained gold is reported in troy ounces.

8. Tonnages are rounded to the nearest thousand tonnes; grades are rounded to two decimal places. As a result, totals may not match.

Çöpler Saddle (80% owned)

The Saddle prospect borders the western flank of Çöpler as a two kilometer long north-south shear zone passing through West pit.

Çakmaktepe Mine (50% owned)

Çakmaktepe lies five kilometers east of the Çöpler processing infrastructure. In 2019, Phase 1 was mined. Exploration is investigating continuity to Ardich, which is immediately adjacent to the northeast of Çakmaktepe.

The Mavialtin Porphyry Belt (50% owned by SSR Mining)

The Mavialtin Porphyry Belt contains at least four gold-copper porphyry type exploration targets over a seven by 20 kilometer area from Çakmaktepe in the north to the deposit at Mavidere in the south. In February 2020, positive drill results were announced for Mavidere, Findiklidere, and Aslantepe. The mineralization is close to surface and appears to be low in deleterious elements.

The exploration strategy for Mavialtin is two-fold:

•	Expand the known areas of mineralization, while concurrently making new discoveries, to economically justify a stand-alone mine; and/or
•	Define a Mavialtin Complex where various smaller deposits could be processed through a central facility.

Mavialtin’s developmental potential and optionality are supported by:

•	Proximity to existing Çöpler operations/infrastructure;
•	Near-surface nature of the mineralization;
•	Length of the mineralized intercepts which indicate the potential for volume; and
•	Some high-grade intercepts.

Based on the results announced in February 2020, additional mapping and geochemistry, the Company drilled five diamond core holes totaling 2,122 meters in Findiklidere and drilled three diamond core holes totaling 1,384 meters in Saridere Prospects between July 2020 and October 2020.

SSR Mining Inc.	MD&A Q4 2020 | 22

7.	EXPLORATION AND DEVELOPMENT (continued)

Ardich
Backyard
Çakmaktepe Project
Aslantepe
Çöpler Mine
Bayramdere
In-Pit Porphyry
Saridere
Elmadere
Çöpler Saddle
Findiklidere
Meşeburnu
Mavidere
0
2.5 km
Current Defined Mineralization
Mavialtin Porphyry Belt
PEA Case Pit
Mineralized Target
Anagold 80/20
Kartaltepe 50/50
Current Drilling

Copper Hill Copper Exploration Prospect (50% owned)

In April 2020, the Company announced encouraging drill results from the Copper Hill exploration prospect in the Black Sea region (northeast Turkey). The intercepts were high grade, close to surface and appear to be very low in contaminates. The drilling pattern was constrained to areas previously permitted for drilling. Additional diamond drilling planned in 2020, to test the extension of the mineralization, was deferred due to COVID-19 related issues and is now planned for the 2021 summer drill season.

Marigold Exploration

An important focus of the 2020 exploration program was to identify new Mineral Resources on 11,740 hectares of adjoining mineral tenures that were acquired between 2015 and 2019.

At Valmy, there are three historic open pits mined by previous owners between 2002 and 2005, which produced approximately 196,000 ounces of gold. The Company has been expanding Mineral Resources around these pits since acquisition in 2015.

At Trenton Canyon, there is a historical Mineral Resource area and three mined pits developed by previous owners between 1996 and 2005, which produced approximately 290,000 ounces of gold. Since acquisition in 2019, the Company has been conducting exploration to confirm the historic drill database validity and expand known mineralization areas. The main objective is to define an open-pit oxide gold Mineral Resource amenable to heap leach processing.

SSR Mining Inc.	MD&A Q4 2020 | 23

7.	EXPLORATION AND DEVELOPMENT (continued)

At Buffalo Valley, predecessor companies mined a small open pit, which produced approximately 50,000 ounces of gold between 1987 and 1990. Following acquisition in mid-2019, the Company has focused on verifying historical information and assessing the potential for oxide gold Mineral Resources.

A focus for the Company is to increase gold production at Marigold by defining Mineral Resources to support additional stand-alone heap leach facilities in the North Peak area. In 2020, Marigold tested areas south of the currently producing Mackay Pit including Valmy, Crossfire, East Basalt, Section 6 and Trenton Canyon. As a result of land acquisitions, the Company is exploring the opportunity for a larger pit concept, encompassing East Basalt, Antler, Battle Cry and Section 6, which the Company refers to as New Millennium. In total, 15,185 meters of reverse circulation drilling in 48 holes and 1,055 meters of core drilling in 1 hole were completed in the fourth quarter of 2020. During 2020, a total of 72,788 meters were completed in 208 drill holes.

The Company completed 17.6 kilometers of seismic geophysical survey in two lines; one east-west transect, crossing just south of the Basalt and Antler open pits, and a north-south line the length of the Marigold deposits and onto the Trenton Canyon ground. Once compiled, the Company expects to validate the interpretation with the current core drilling results that have identified the favorable Comus Formation. This work aims to establish a method of mapping the 3D structure of the main rock assemblages beneath the entire property to identify targets with potential for higher-grade sulfide mineralization.

SSR Mining Inc.	MD&A Q4 2020 | 24

7.	EXPLORATION AND DEVELOPMENT (continued)

In the fourth quarter of 2020, a soil sampling program was initiated at the Trenton Canyon property. A total of 14.5 square kilometers of coverage is planned, with samples collected in a 61 meter staggered grid pattern for 3,854 total samples. In the fourth quarter of 2020, the Company completed approximately 1.5 square kilometers, collecting 395 samples. This program is expected to be completed in the first quarter of 2021, weather permitting. The soil survey covers an area of ground east of the Trenton Canyon mine extending to the tenement boundary where there is no historic surface geochemical coverage. Anomalous gold and pathfinder concentrations in soil strongly correlate to known mineral centers at Trenton Canyon, and anomalies identified by the new survey will be evaluated for future exploration campaigns.

For 2021, the Company is planning 71,450 meters of reverse circulation and core drilling for Mineral Resource and Mineral Reserve conversion and additions at Mackay, Valmy, New Millennium, Trenton Canyon, and Buffalo Valley.

Canada Exploration

The Company controls two separate claim groupings in Saskatchewan, Canada: Seabee and the Amisk project, which is 140 kilometers southeast of Seabee.

Seabee

The Seabee mineral interests comprise 100%-owned mineral tenures that are referred to as Seabee claims and an 80% owned joint venture interest on the contiguous Fisher property. Through late 2020 and early 2021, Seabee exercised its option to acquire 80% of the Fisher property and establish a joint venture, with Seabee being the operator, to advance exploration and development. Exploration activities in 2020, particularly at Fisher and other Seabee brownfield targets, were impacted as the mine shut down and then reduced ancillary activities due to COVID-19.

At Santoy, recent exploration success on Gap Hanging Wall ("Gap HW") encouraged the Company to establish underground access to the zone on the 46 level, which is 450 meters below surface. Gap HW has excellent potential to provide additional ore feed and is approximately 220 meters in the 8A mining area's hanging wall. Sheeted quartz veins in siliceous intrusive rock host gold mineralization at Gap HW, and the metallurgy is similar to other ores from Santoy.

The first excavation in the Gap HW was completed in the fourth quarter of 2020. A total of 12,470 tonnes of mineralized material was removed, with results reconciling closely to the Company’s block model estimates in this part of the orebody. In addition, the excavation provided the Company with geotechnical, structural and grade continuity determinations critical for mine design. A mobile drill rig is currently drilling tightly spaced holes into the foot wall and hanging wall of the current excavation to further determine grade continuity across the entire width of the zone and enhance future block model estimates, development drives and stope design initiatives. This program is intended to confirm structural interpretation, continuity and grades as part of the technical work to convert Mineral Resources to Mineral Reserves.

The focus of drilling efforts for the fourth quarter of 2020 remained on infill and extension drilling of the Gap HW, as well as exploring the prospective Santoy Hanging Wall (Santoy HW) target. During the fourth quarter of 2020, the Company drilled 9,606 meters underground and an additional 3,887 meters from surface for a combined total of 13,493 meters. During 2020, the Company completed 39,855 meters of drilling underground and 9,638 meters from surface for a total of 49,493 meters.

In the first quarter of 2020, brownfield exploration drilling approximately 1 kilometer south of the Santoy Mine Complex encountered high-grade gold mineralization at the Joker target. The sheeted quartz veins are hosted in the same siliceous intrusive rocks as the Gap HW deposit and represent an encouraging new target to be followed-up in 2021.

SSR Mining Inc.	MD&A Q4 2020 | 25

7.	EXPLORATION AND DEVELOPMENT (continued)

The Fisher property is contiguous to Seabee claims and, in May 2020, the Company reported encouraging drill results from gold prospects at Mac North, Yin and Abel Lake. In the fourth quarter of 2020, the Company completed a 3,500 meter drill program at the Mac North target and was successful in expanding the zone down-plunge and along strike, encountering wider visible gold-bearing zones than previous drilling. In total, the Company drilled 37 holes for 12,976 meters at Fisher in 2020. These targets will be further explored in 2021.

Amisk

The Amisk property is 39,882 hectares and hosts an Indicated Mineral Resource estimate. Proterozoic volcano-sedimentary rock assemblages, prospective for both base metal massive sulfide deposits and orogenic gold deposits, underlie the area. The Company’s plan for this property is to investigate its potential for lode gold mineralization on the claim's western portion. The summer field program comprised detailed mapping and prospecting of the numerous gold showings on the property.

8.	MARKET OVERVIEW

Metal Prices

The market prices of gold and silver are key drivers of the Company's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for gold, interest rates, exchange rates, inflation or deflation, global economic conditions resulting from the COVID-19 pandemic, and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. Importantly, the price of gold can be impacted by its role as a safe haven during periods of market turmoil and as defense against the perceived inflationary impacts and currency depreciation caused by the responses of governments and central banking authorities to the economic threats caused by the COVID-19 pandemic.

During 2020, the gold price increased steadily, reaching an all-time high in August of $2,067 per ounce and moderating to levels near $1,850 per ounce in the latter part of the year. Throughout the year, the positive trend for precious metal prices was largely supported by continued uncertainty surrounding the COVID-19 pandemic, increased precious metals ETF demand, and the persistence of nearly zero percent interest rates maintained by the major central banks to aid the stabilization of the global economy and financial markets, combined with large fiscal economic support packages, perceived as inflationary. The price of silver exhibited more volatility compared to gold, due to a smaller, less liquid silver market and concerns driven by an annual decline in silver production, primarily as a result of COVID-19 related suspensions or shut-downs of mining operations.

During the fourth quarter of 2020, the price of gold, based on the London Bullion Market Association ("LBMA") gold PM Fix price, traded between $1,763 per ounce and $1,941 per ounce. The quarterly average of $1,874 per ounce was $35 per ounce, or 2%, lower than the average of $1,909 per ounce in the third quarter of 2020 and $393 per ounce, or 27%, higher than the average of $1,481 per ounce in the fourth quarter of 2019. During 2020, the price of gold averaged $1,770 per ounce, which was $377 per ounce, or 27%, higher than the 2019 annual average of $1,393 per ounce.

SSR Mining Inc.	MD&A Q4 2020 | 26

8.	MARKET OVERVIEW (continued)

During the fourth quarter of 2020, the price of silver, based on the LBMA silver price, traded between $22.15 per ounce and $26.49 per ounce. The quarterly average of $24.39 per ounce was 1% higher compared to the average of $24.26 per ounce in the third quarter of 2020 and 41% higher compared to the average of $17.32 per ounce in the fourth quarter of 2019. During 2020, the price of silver averaged $20.55 per ounce, 27% higher than the 2019 annual average of $16.21 per ounce.

During the fourth quarter of 2020, gold oscillated, within a range of nearly $200, around $1,875 per ounce. Key factors impacting gold price during the quarter included the U.S. Presidential elections and continued news on COVID-19 vaccines mixed with uncertainty and renewed economic lock-downs related to a second wave of COVID-19 cases. During the fourth quarter, the silver price tracked the gold price with significantly reduced volatility compared to the third quarter.

Currency Markets

Turkish Lira

The Turkish Lira (“TRY”) closed 2020 at 7.43 TRY per one U.S. dollar ("USD"), representing a 4% appreciation of the currency from the beginning of the fourth quarter rate of 7.75 TRY per one USD and a 25% devaluation from the beginning of the full year 2020 rate of 5.95 TRY per one USD.

The average foreign exchange rate during the fourth quarter of 2020 was 7.86 TRY per one USD compared to 7.23 TRY per one USD in the third quarter of 2020. The average foreign exchange rate during 2020 was 7.02 TRY per one USD compared to a 5.68 TRY per one USD average rate during 2019, representing an annualized devaluation of 24%. In November 2020, the TRY reached a record low level against the USD of 8.52 TRY per one USD amid concerns of sharply negative real interest rates, continued high inflation, despite central bank actions to tighten policy, and significant depletion of foreign currency reserves. During the fourth quarter of 2020, interest rates were increased to 17%, which brought support to the currency.

SSR Mining Inc.	MD&A Q4 2020 | 27

8.	MARKET OVERVIEW (continued)

While a weaker Turkish currency is generally positive for the Company's Çöpler mine operating costs, the Company expects Turkish inflation rates to be higher in response which would largely offset the currency devaluation benefits. The weakening currency also impacts the USD value of assets denominated in TRY. The Company currently does not hedge its exposure to TRY.

Canadian Dollar

During 2020, the Canadian dollar ("CAD") performance was impacted largely by shifts in broad risk factors, such as steady oil prices and a weaker USD, rather than Canada-specific factors. The central bank continued to provide monetary policy stimulus as needed to support the economic recovery targets that arose from negative impacts of the COVID-19 pandemic on the country.

The CAD closed 2020 at $1.27 per one USD, representing a 5% appreciation of the currency from the beginning of the fourth quarter rate of $1.33 CAD per one USD and a 2% appreciation from the beginning of the full year 2020 rate of $1.30 CAD per one USD. The average foreign exchange rate during the fourth quarter of 2020 was $1.30 CAD per one USD compared to $1.33 CAD per one USD in the third quarter of 2020, representing an annualized appreciation of 2%. The average foreign exchange rate during 2020 was $1.34 CAD per one USD compared to $1.33 CAD per one USD average rate during 2019, representing a devaluation of 1%.

During the fourth quarter of 2020, the Canadian economy continued to experience growth due to significant fiscal stimulus along with increased oil prices as global production climbed. Further, the USD remained under pressure as the global equity markets experienced underlying bullish investor sentiment and, therefore, contributed to the CAD strengthening. Approaching the close of the year, concerns of a new faster-spreading variant of coronavirus and potential tightening of lock-down and/or travel restrictions resulted in dampening of a fuel demand recovery.

SSR Mining Inc.	MD&A Q4 2020 | 28

8.	MARKET OVERVIEW (continued)

Argentine Peso

During 2020, the Argentine peso ("ARS") experienced a 40% devaluation since the start of the year due to increased economic pressure, resulting from perceived government inaction to stabilize the economy, reduced foreign investments, GDP contraction and higher unemployment rates, which is largely related to the COVID-19 pandemic restrictions. The Company currently does not hedge its exposure to ARS.

The ARS closed 2020 at ARS 84 per one USD, representing a 11% devaluation of the currency from the beginning of the fourth quarter rate of ARS 76 per one USD and a 40% devaluation from the beginning of the full year 2020 rate of ARS 60 per one USD. The average foreign exchange rate during the fourth quarter of 2020 was ARS 80 per one USD compared to ARS 73 per one USD in the third quarter of 2020 representing an annualized decline of 10%.The average foreign exchange rate during 2020 was ARS 71 per one USD compared to ARS 48 per one USD average rate during 2019, representing an annualized decline of 48%.

During the fourth quarter of 2020, the ARS experienced a weakening of 10% as economic growth remained weak and inflation remained high. Government negotiations with the International Monetary Fund for repayment of Argentine debt and possible restructuring of local-issued provincial debt are a cause for further uncertainty.

SSR Mining Inc.	MD&A Q4 2020 | 29

8.	MARKET OVERVIEW (continued)

Commodity Markets

Diesel fuel is a significant operating cost at the Company's mines. Diesel is obtained through the distillation of crude oils, of which the West Texas Intermediate ("WTI") is the main pricing benchmark in North America and the Brent Crude oil ("Brent") is the main pricing benchmark for the Atlantic basin and Eurasia. The average WTI oil price in the fourth quarter of 2020 was $43 per barrel, a 5% increase compared to $41 per barrel in the third quarter of 2020. In 2020, the WTI oil price averaged $39 per barrel, compared to $57 per barrel in 2019, a 32% decline. The average Brent oil price in the fourth quarter of 2020 was $45 per barrel, a 5% increase compared to $43 per barrel in the third quarter of 2020. In 2020, the Brent oil price averaged $43 per barrel, compared to $64 per barrel in 2019, a 33% decline.

During 2020, oil prices declined significantly compared to 2019 as a result of continued uncertainty surrounding the COVID-19 pandemic and the negative implications of the global economic lock-downs and travel restrictions on prolonged weakness in oil demand, coupled with OPEC+ oversupply and periods of limited U.S. oil storage.

During the fourth quarter of 2020, oil prices were supported by the U.S. Presidential elections outcome and its potential implications on foreign policy, continued positive news on COVID-19 vaccines, and additional U.S. fiscal stimulus, offset by the uncertainty and renewed economic lock-downs related to a second wave and a new strain of the COVID-19 virus and the decision by OPEC+ to increase production.

To mitigate against oil price volatility, Marigold and Seabee manage a portion of their diesel price risk through hedging activity, with hedges in place through 2022.

SSR Mining Inc.	MD&A Q4 2020 | 30

9.	FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in millions of US dollars, except per share and per ounce amounts:

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	$370.7	$225.4	$92.5	$164.5	$177.6	$147.8	$155.1	$126.3
Income from mine operations	$146.5	$83.2	$34.2	$44.8	$58.9	$51.9	$29.8	$30.2
Gross margin (1)	40%	37%	37%	27%	33%	35%	19%	24%
Income (loss) before income tax	$110.7	$49.2	$(8.5)	$30.0	$31.1	$33.0	$13.1	$8.9
Net income (loss)	$97.7	$25.1	$(6.3)	$24.0	$19.5	$18.1	$12.4	$5.7
Attributable net income (loss) to equity holders of SSR Mining	$89.0	$26.8	$(6.3)	$24.0	$19.5	$20.7	$10.6	$6.5

Basic attributable net income (loss) per share	$0.41	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05
Diluted attributable net income (loss) per share	$0.39	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05

Gold equivalent ounces sold (2)	194,862	115,312	51,559	104,715	114,268	95,112	112,022	93,452

Average realized gold price ($/oz) (3)	$1,880	$1,914	$1,722	$1,597	$1,480	$1,480	$1,314	$1,303
Average realized silver price ($/oz) (3)	$24.78	$26.69	$15.45	$17.47	$17.32	$17.31	$14.92	$15.35

Cash and cash equivalents	$860.6	$733.6	$461.7	$398.4	$503.6	$474.5	$452.2	$461.4
Total assets	$5,245.0	$5,081.1	$1,634.7	$1,612.0	$1,750.1	$1,688.4	$1,650.2	$1,607.1
Working capital (4)	$1,175.6	$1,007.9	$662.9	$646.6	$665.5	$636.3	$599.7	$616.8
Non-current liabilities	$1,056.2	$1,046.0	$394.7	$377.3	$382.0	$374.7	$370.2	$360.8

(1)	Gross margin is defined as income from mine operations divided by revenue.
(2)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
(3)	The Company reports the non-GAAP financial measures of average realized metal prices per ounce of precious metals sold to manage and evaluate operating performance at its mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 13.
(4)	Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under the Company's control, sales volumes and the acquisition of Çöpler. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, average realized gold prices have ranged between $1,303 and $1,920 per ounce and average realized silver prices have ranged between $14.92 and $26.69 per ounce. Sales volumes have benefited from generally increasing production at Seabee, normal production variations at Marigold due to its nature as a run-of-mine heap leach operation, and increasing production at Puna after commercial production was declared at the Chinchillas mine on December 1, 2018. During the second quarter of 2020, as a result of the temporary suspensions at Seabee and Puna in response to the COVID-19 pandemic, sales volumes decreased significantly, negatively impacting revenue. During the third and fourth quarters of 2020, revenue was positively impacted by the Alacer Transaction which added gold sales at Çöpler.

SSR Mining Inc.	MD&A Q4 2020 | 31

Year ended December 31, 2020, compared to the year ended December 31, 2019

(expressed in thousands of USD, except for per share amounts)

	Years ended December 31
	2020	2019	2018
Total revenue	$853,089	$606,850	$420,675
Net income (loss)	140,468	55,757	(31)
Net income attributable to equity holders of SSR Mining	133,494	57,315	6,379
Basic income per share attributable to equity holders of SSR Mining	0.88	0.47	0.05
Diluted income per share attributable to equity holders of SSR Mining	0.87	0.47	0.05
Total assets	5,244,986	1,750,107	1,521,138
Total non-current liabilities	1,056,150	381,982	431,908

Net income attributable to SSR Mining shareholders for the year ended December 31, 2020 was $133.5 million ($0.88 per share), compared to net income of $57.3 million ($0.47 per share) in the same period of 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the year ended December 31, 2020 compared to the same period in the prior year.

	Year ended December 31,
	2020	2019
Revenue	$853,089	$606,850
Cost of sales
Production costs	(418,652)	(329,810)
Depletion and depreciation	(125,795)	(106,157)
	(544,447)	(435,967)
Income from mine operations	308,642	170,883
General and administrative expense	(24,626)	(18,115)
Share-based compensation expense	(8,500)	(12,814)
Exploration, evaluation and reclamation expense	(22,397)	(17,616)
Care and maintenance expense	(29,593)	-
Transaction and integration expense	(20,813)	-
Operating income	202,713	122,338
Interest and other finance income	6,545	11,910
Interest expense and other finance costs	(26,787)	(31,598)
Loss on redemption of convertible debt	-	(5,423)
Other income (expense)	2,605	(5,739)
Foreign exchange loss	(3,755)	(5,359)
Income before income tax	181,321	86,129
Income tax expense	(40,853)	(30,372)
Net income	$140,468	$55,757

Attributable to:
Equity holders of SSR Mining	$133,494	$57,315
Non-controlling interest	$6,974	$(1,558)

SSR Mining Inc.	MD&A Q4 2020 | 32

Revenue

Revenue increased by $246.2 million, or 41%, to $853.1 million for the year ended December 31, 2020, compared to $606.9 million in the comparative period of 2019. The increase was mainly due to $205.5 million in gold sales at Çöpler and a $94.5 million increase in gold sales at Marigold, partially offset by a decrease of $42.9 million in silver sales at Puna and a decrease of $10.9 million in gold sales at Seabee. At Marigold, gold sales were 30% higher primarily due to a 28% increase in the average realized gold price. At Puna, concentrate sales were 29% lower primarily due to a 39% decrease in the volume of silver ounces sold, partially offset by a 31% increase in the average realized silver price. Puna's revenue for the year ended December 31, 2020 included a negative fair value adjustment of $1.4 million on concentrate metal trade receivables. At Seabee, gold sales were 7% lower due to a 28% decrease in the volume of gold ounces sold, offset partially by a 28% increase in the average realized gold price. The lower sales volumes at Seabee and Puna were due to the impact of the temporary suspensions of operations related to COVID-19.

Production costs

Production costs increased by $88.8 million, or 27%, to $418.7 million for the year ended December 31, 2020, compared to $329.8 million in the comparative period of 2019. The increase in production costs was due to $120.6 million in production costs at Çöpler, which includes $51.9 million of fair value adjustments on inventories acquired that were subsequently processed and sold, as well as a $12.6 million increase in production costs at Marigold. These increases were partially offset by lower production costs at Seabee and Puna. At Marigold, production costs were 7% higher mainly due to higher unit inventory costs, while production costs were 15% and 38% lower at Seabee and Puna, respectively, mainly due to lower sales volumes due to the impact of the temporary suspensions of operations related to COVID-19.

Depletion and depreciation

Year ended December 31,	2020	2019	Change
Depletion and depreciation ($000s)	$125,795	$106,157	18%
Gold equivalent ounces sold	465,471	415,383	12%
Depletion and depreciation per gold equivalent ounce sold	$270	$256	5%

Depletion and depreciation expense increased by $19.6 million, or 18%, to $125.8 million for the year ended December 31, 2020 compared to $106.2 million for the comparative period of 2019. The increase is mainly due to $34.1 million of depletion and depreciation at Çöpler, which includes $9.2 million of depletion of fair value adjustments on mineral properties acquired, partially offset by decreases at the Company's other operations. At Seabee, depletion and depreciation decreased by 22% mainly due to lower gold sales volumes as a result of the temporary suspension of operations due to COVID-19. At Marigold, depletion and depreciation decreased by 9% mainly due to the impact of a higher average depletable reserve base.

General and administrative expense

General and administrative expense for the year ended December 31, 2020 was $24.6 million compared to $18.1 million for the comparative period 2019. General and administrative expense increased mainly due to the Alacer Transaction.

Share-based compensation expense

Share-based compensation expense for the year ended December 31, 2020 was $8.5 million compared to $12.8 million for the comparative period of 2019. Share-based compensation expense decreased mainly due to a decrease in cash-settled share-based compensation expense as a result of a smaller increase in SSR Mining's common share price during 2020 compared to the comparative period of 2019.

SSR Mining Inc.	MD&A Q4 2020 | 33

Exploration, evaluation and reclamation expense

Exploration, evaluation and reclamation expense for the year ended December 31, 2020 was $22.4 million compared to $17.6 million for the comparative period of 2019. The expenditures incurred during the year ended December 31, 2020 mainly related to greenfield exploration work performed at Trenton Canyon, as well as at Çöpler and Seabee. The expenditures incurred during the year ended December 31, 2019 mainly related to greenfield exploration work performed at Trenton Canyon and Seabee.

Care and maintenance expense

Care and maintenance expense for the year ended December 31, 2020 was $29.6 million compared to nil for the comparative period of 2019. These costs related to expenses incurred with the temporary suspension of operations at Seabee and Puna in response to COVID-19. Operations at Seabee successfully re-started at the beginning of the third quarter of 2020 following a temporary suspension that began near the end of the first quarter. Operations at Puna also re-started during the third quarter of 2020 after being suspended near the end of the first quarter, however activities were again temporarily suspended in September due to an increase in COVID-19 infection rates in the Province of Jujuy. During the temporary suspensions, certain costs were incurred at each of the sites to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in the consolidated statements of income. For the year ended December 31, 2020, $13.6 million and $16.0 million were recognized in care and maintenance expenses at Seabee and Puna, respectively.

Transaction and integration expense

Transaction and integration expense for the year ended December 31, 2020 was $20.8 million compared to nil for the comparative period of 2019. These costs are associated with the Alacer Transaction.

Interest and other finance income

Interest and other finance income for the year ended December 31, 2020 was $6.5 million compared to $11.9 million for the comparative period of 2019. The decrease in interest and other finance income is mainly due to a significant decrease in the rate of interest earned on short-term investments.

Interest expense and other finance costs

Year ended December 31,	2020	2019
Interest expense on debt	$19,916	$23,049
Accretion of reclamation and closure cost provision	3,887	3,743
Other	2,984	4,806
	$26,787	$31,598

Interest expense and other finance costs for the year ended December 31, 2020 were $26.8 million compared to $31.6 million for the comparative period of 2019. The decrease is mainly due to lower interest expense on the Company's convertible notes due to the redemption of the remaining 2013 Notes during the first quarter of 2020, offset partially by interest expense on the Term Loan assumed in the Alacer Transaction.

Loss on redemption of convertible debt

In the first quarter of 2019, $150 million of the outstanding $265 million of the 2013 Notes were repurchased. Upon repurchase, a loss of $5.4 million was recognized, which represents the difference between the estimated fair value of the debt portion repurchased and the book value of the repurchased 2013 Notes.

SSR Mining Inc.	MD&A Q4 2020 | 34

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2020 was $3.8 million compared to $5.4 million for the comparative period of 2019. The Company's main foreign exchange exposures are related to net monetary assets and liabilities denominated in TRY, ARS and CAD. During the year ended December 31, 2020, the foreign exchange loss was mainly due to a weakening of the ARS and its impact on the ARS-denominated assets at Puna, offset partially by a foreign exchange gain on corporate CAD-denominated liabilities during the first quarter of 2020, as the CAD weakened, in addition to a foreign exchange gain on corporate-denominated cash and cash equivalents balance during the second and third quarters of 2020 as the CAD strengthened. During the year ended December 31, 2019, the foreign exchange loss was due mainly a weakening of the ARS and its impact on ARS denominated assets at Puna, as well as a strengthening of the CAD and its impact on CAD denominated assets.

Income tax expense

Income tax expense for the year ended December 31, 2020 was $40.9 million compared to $30.4 million in the comparative period of 2019. The tax expense for the year ended December 31, 2020 is a result of profitable operations at Çöpler, Marigold and Seabee, in addition to gold and metal concentrate sales activities in Canada, offset partially by the impact of care and maintenance expenses related to the temporary suspension of operations at Seabee and Puna, as well as the impact of general and administrative expenses and transaction and integration expenses incurred in Canada. Income tax expense for the year ended December 31, 2020 includes a deferred tax expense of $12.8 million related to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Puna.

The income tax expense for the year ended December 31, 2019 was a result of profitable operations at Marigold and Seabee, as well as gold and metal concentrate sales activities in Canada, offset by general and administrative expenses in Canada and a tax recovery from the redemption of the 2013 Notes.

Other comprehensive income

Other comprehensive income for the year ended December 31, 2020 was $18.6 million compared to $32.0 million for the comparative period of 2019. During the year ended December 31, 2020, the Company recognized a gain, net of tax, of $19.3 million on marketable securities compared to a gain, net of tax, of $29.8 million for the comparative period of 2019, mainly due to changes in the fair value of its investment in SilverCrest prior to divestment in the second quarter of 2020. Additionally, the Company recognized an unrealized loss on the effective portion of its derivatives, net of tax, of $5.2 million compared to an unrealized gain, net of tax, of $2.2 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to its hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022. The Company also reclassified realized losses of $4.5 million on its derivative hedges to net income during the year ended December 31, 2020 compared to the reclassification of nil losses for the comparative period of 2019.

SSR Mining Inc.	MD&A Q4 2020 | 35

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

Three months ended December 31, 2020, compared to the three months ended December 31, 2019

(expressed in thousands of USD, except for per share amounts)

Net income attributable to SSR Mining shareholders for the three months ended December 31, 2020 was $89.0 million ($0.41 per share), compared to net income of $19.5 million ($0.16 per share) for the three months ended December 31, 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended December 31, 2020 compared to the same period in the prior year.

	Three months ended December 31,
	2020	2019
Revenue	$370,729	$177,603
Cost of sales
Production costs	(169,581)	(89,179)
Depletion and depreciation	(54,692)	(29,511)
	(224,273)	(118,690)
Income from mine operations	146,456	58,913
General and administrative expense	(9,071)	(4,902)
Share-based compensation expense	(6,480)	(5,340)
Exploration, evaluation and reclamation expense	(6,343)	(5,443)
Care and maintenance expense	(1,896)	-
Transaction and integration expense	(2,334)	-
Operating income	120,332	43,228
Interest and other finance income	636	1,669
Interest expense and other finance costs	(7,577)	(7,545)
Other income (expense)	263	(1,571)
Foreign exchange loss	(2,952)	(4,633)
Income before income tax	110,702	31,148
Income tax expense	(13,048)	(11,669)
Net income	$97,654	$19,479

Attributable to:
Equity holders of SSR Mining	$89,039	$19,479
Non-controlling interest	$8,615	$—

Revenue

Revenue increased by $193.1 million, or 109%, to $370.7 million for the three months ended December 31, 2020, compared to $177.6 million in the comparative period of 2019. The increase was mainly due to $152.0 million in gold sales at Çöpler for the fourth quarter of 2020, in addition to higher gold sales at Marigold and Seabee, offset partially by lower silver sales at Puna. Gold sales at Marigold were $49.0 million, or 54%, higher due to a 28% increase in the average realized gold price and a 21% increase in the volume of gold ounces sold. Gold sales at Seabee were $16.4 million, or 45%, higher due to a 26% increase in the average realized gold price and a 15% increase in the volume of gold ounces sold. Silver sales at Puna were $24.2 million, 47% lower than the same period in 2019 due to a 61% decrease in the volume of silver ounces sold, partially offset by a 43% increase in the average realized silver price. The decrease in silver ounces sold is due to normal lags associated with re-starting concentrate shipments upon the operational restarts at Puna. Puna's revenue benefited from a positive fair value adjustment in the fourth quarter of 2020 of $2.8 million on concentrate metal trade receivables, driven by higher silver prices at the end of the fourth quarter.

SSR Mining Inc.	MD&A Q4 2020 | 36

Production costs

Production costs increased by $80.4 million, or 90%, to $169.6 million for the three months ended December 31, 2020, compared to $89.2 million in the comparative period of 2019. The increase in production costs was mainly due to $79.9 million in production costs at Çöpler, which includes $28.3 million of fair value adjustments on inventories acquired that were subsequently processed and sold. Further impacting production costs were 31% and 27% higher costs at Marigold and Seabee, respectively, mainly due to higher gold sales volumes. These increases were partially offset by 60% lower production costs at Puna, mainly due to lower silver sales volumes, partially offset by 24% increase in the cost per silver ounce sold.

Depletion and depreciation

Three months ended December 31,	2020	2019	Change
Depletion and depreciation ($000s)	$54,692	$29,511	85%
Gold equivalent ounces sold	194,862	114,268	71%
Depletion and depreciation per gold equivalent ounce sold	$281	$259	8%

Depletion and depreciation costs increased by $25.2 million, or 85%, to $54.7 million for the three months ended December 31, 2020 compared to $29.5 million for the comparative period of 2019. The increase in depreciation and depletion costs was mainly due to $25.2 million in depletion and depreciation at Çöpler, which includes $6.9 million of depletion of the fair value adjustment on mineral properties acquired.

General and administrative expense

General and administrative expense for the three months ended December 31, 2020 was $9.1 million compared to $4.9 million for the comparative period of 2019. General and administrative expense increased mainly due to the Alacer Transaction.

Share-based compensation expense

Share-based compensation expense for the three months ended December 31, 2020 was $6.5 million compared to $5.3 million for the comparative period of 2019. Share-based compensation expenses increased primarily due to expenses related to the Replacement Units issued in connection with the Alacer Transaction, offset partially by a decrease in cash-settled share-based compensation expense as a result of a smaller increase in SSR Mining's common share price during the fourth quarter of 2020 compared to the comparative period of 2019.

Exploration, evaluation and reclamation expense

Exploration, evaluation and reclamation expenses for the three months ended December 31, 2020 were $6.3 million compared to $5.4 million for the fourth quarter of 2019. The expenditures incurred during the fourth quarter of 2020 mainly related to greenfield exploration work at Çöpler and Seabee. The expenditures incurred during the fourth quarter of 2019 mainly related to greenfield exploration work performed at Trenton Canyon and Seabee.

Transaction and integration expenses

Transaction and integration expenses for the three months ended December 31, 2020 were $2.3 million compared to nil for the comparative period of 2019. These costs are associated with the Alacer Transaction.

SSR Mining Inc.	MD&A Q4 2020 | 37

Interest expense and other finance costs

Three months ended December 31,	2020	2019
Interest expense on debt	$5,616	$5,839
Accretion of reclamation and closure cost provision	1,083	764
Other	876	942
	$7,575	$7,545

Interest expense and other finance costs for the three months ended December 31, 2020 were $7.6 million compared to $7.5 million for the comparative period of 2019. The increase in interest expense is due to interest on the term loan (the "Term Loan") with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.) assumed in the Alacer transaction, offset by a decrease due to the Company's redemption of its remaining 2013 Notes during the first quarter of 2020.

Foreign exchange loss

Foreign exchange loss for the three months ended December 31, 2020 was $3.0 million compared to $4.6 million for the comparative period of 2019. The Company's main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS, CAD and TRY. During the three months ended December 31, 2020 and 2019, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on ARS-denominated assets at Puna. The decrease in foreign exchange loss in the fourth quarter of 2020 as compared to the comparative period of 2019 is due to a decrease in ARS-denominated assets at Puna.

Income tax expense

Income tax expense for the three months ended December 31, 2020 was $13.0 million compared to $11.7 million for the comparative period of 2019. The tax expense in the fourth quarter of 2020 was a result of profitable operations at all of the Company's mines, as well as gold and metal concentrate sales activities in Canada, in addition to the impact of general and administrative expenses and transaction and integration expenses incurred in Canada. Income tax expense for the fourth quarter of 2020 includes deferred tax recovery of $5.8 million related to the impact of changes in foreign exchange rates on foreign currency denominated tax base principally at Çöpler.

The income tax expense for the three months ended December 31, 2019 was a result of profitable operations at the Marigold and Seabee, as well as the gold and metal concentrate sales activities in Canada, offset by general and administrative expenses in Canada.

Other comprehensive income

Other comprehensive income for the three months ended December 31, 2020 was $13.2 million compared to $13.1 million for the comparative period of 2019. In the fourth quarter of 2020, the Company recognized an unrealized gain on the effective portion of its derivatives, net of tax, of $3.0 million compared to an unrealized gain, net of tax, of $0.6 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to its hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022. In addition, the Company recognized a gain, net of tax, of $8.9 million on marketable securities compared to a gain, net of tax, of $12.5 million for the comparative period of 2019.

SSR Mining Inc.	MD&A Q4 2020 | 38

10.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's cash flow activity:

(figures expressed in $000s)	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Cash generated by operating activities	$217,383	$51,917	$348,615	$145,844
Cash (used in) generated by investing activities	(54,099)	(22,303)	180,790	(130,328)
Cash (used in) generated by financing activities	(36,938)	(3,536)	(173,204)	68,907
Effect of foreign exchange rate changes on cash and cash equivalents	720	3,090	789	12
Increase in cash and cash equivalents	127,066	29,168	356,990	84,435
Cash and cash equivalents, beginning of period	733,571	474,479	503,647	419,212
Cash and cash equivalents, end of period	$860,637	$503,647	$860,637	$503,647

Cash generated by operating activities

For the year ended December 31, 2020, cash generated by operating activities was $348.6 million compared to cash generated by operating activities of $145.8 million for the comparative period of 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is mainly due to the impact of gold sales at Çöpler and higher income from mine operations at Marigold. In addition, cash generated by operating activities for the year ended December 31, 2019 was negatively impacted by an increase in concentrate sales receivables related to Puna at the end of 2019.

In the fourth quarter of 2020, cash generated by operating activities was $217.4 million compared to cash generated by operating activities of $51.9 million in the fourth quarter of 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is mainly due to higher income from mine operations at Çöpler, Marigold and Seabee.

Cash (used in) generated by investing activities

For the year ended December 31, 2020, cash generated by investing activities was $180.8 million compared to cash used in investing activities of $130.3 million for the year ended December 31, 2019. The increase in cash generated by investing activities compared to the comparative period of 2019 is mainly due to $270.4 million of cash and cash equivalents acquired in the Alacer Transaction in September 2020, the receipt of proceeds on the sale of marketable securities of $97.1 million, driven by the divestment of the Company's equity position in SilverCrest during the second quarter of 2020, offset partially by $29.6 million in purchases of marketable securities. The Company's expenditures on mineral properties, plant and equipment increased by $33.6 million compared to the comparative period of 2019, mainly due to a $58.5 million increase in the investment of plant and equipment at Çöpler, Marigold and Seabee and a $5.9 million increase in underground mine development at Seabee, offset partially by a decrease in investment in mineral properties by $22.6 million related to the purchase of the Trenton Canyon and Buffalo Valley properties in the second quarter of 2019, as well as a $11.4 million decrease related to the completion of the Chinchillas mine build in 2019.

In the fourth quarter of 2020, cash used in investing activities was $54.1 million compared to cash used in investing activities of $22.3 million in the fourth quarter of 2019. The increase in cash used in investing activities compared to the comparative period of 2019 is mainly due to a $29.6 million increase in plant and equipment purchases, driven by planned capital spending at Çöpler and Marigold, as well as $1.0 million more spent on underground mine development at Seabee due to planned increase in development rates.

SSR Mining Inc.	MD&A Q4 2020 | 39

10.	LIQUIDITY AND CAPITAL RESOURCES (continued)

Cash (used in) generated by financing activities

For the year ended December 31, 2020, cash used in financing activities was $173.2 million compared to cash generated by financing activities of $68.9 million for the comparative period of 2019. For the year ended December 31, 2020, the Company redeemed its remaining outstanding 2013 Notes for $115.5 million and paid principal and interest of $39.4 million, mainly related to its Term Loan. For the year ended December 31, 2019, the Company repurchased a portion of the 2013 Notes for $152.3 million and issued its 2.50% convertible senior notes due in 2039 (the "2019 Notes") for net proceeds of $222.9 million and paid interest of $9.1 million on the 2019 Notes.

In the fourth quarter of 2020, cash used in financing activities was $36.9 million compared to cash used in financing activities of $3.5 million for the fourth quarter of 2019. The increase in cash used in financing activities is mainly due to a $18.1 million increase in repayments of principal and interest related mainly to the Term Loan assumed in the Alacer Transaction.

Liquidity

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support its current operations, expansion and development plans, and by managing its capital structure. The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

On a longer-term basis, the Company continues to focus on capital allocation and its cost reduction strategy, while also implementing various optimization activities at its operations to improve the cash generating capacity of each operation.

At December 31, 2020, the Company had $860.6 million of cash and cash equivalents, an increase of $357.0 million from December 31, 2019, mainly due to $270.4 million of cash and cash equivalents acquired in the Alacer Transaction, as well as positive income from mine operations generated at each of the Company's operations.

At December 31, 2020, the Company's working capital position was $1,175.6 million, an increase of $510.1 million from $665.5 million at December 31, 2019.

At December 31, 2020, the Company held $850.7 million of its cash and cash equivalents balance in USD. Additionally, $3.3 million of cash and cash equivalents was held in ARS and $1.4 million was held in TRY. All cash is invested in short-term investments or high interest savings accounts under the Company's investment policy with maturities of 90 days or less, providing the Company with sufficient liquidity to meet its foreseeable corporate needs.

To supplement corporate liquidity, the Company has a revolving credit facility (the "Credit Facility") available for reclamation bonding, working capital and other general corporate purposes. of which it has utilized $0.7 million as at December 31, 2020 (2019 - $0.6 million).

In addition, the Company uses surety bonds to support certain environmental bonding obligations. As at December 31, 2020, the Company had surety bonds totaling $117.5 million outstanding (2019 - $84.4 million).

The Company enters into contracts in the normal course of business that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows:

SSR Mining Inc.	MD&A Q4 2020 | 40

10.	LIQUIDITY AND CAPITAL RESOURCES (continued)

	Payments due by period (as at December 31, 2020)
	Less than one year	1 - 3 years	4-5 years	After 5 years	Total
Accounts payable and accrued liabilities	$123,534	$-	$-	$-	$123,534
Convertible notes (principal portion)	-	-	-	230,000	230,000
Term Loan and other debt (principal portion)	71,025	142,063	-	-	213,088
Interest payments on debt	12,840	17,585	11,500	2,875	44,800
Lease liabilities	12,452	21,376	19,522	133,049	186,399
Derivative liabilities	3,764	117	-	-	3,881
Reclamation and closure costs	1,840	13,248	2,064	122,290	139,442
Operating expenditure commitments	2,900	752	-	-	3,652
Capital expenditure commitments	20,077	-	-	-	20,077
Other	696	330	327	-	1,353
Total contractual obligations	$249,128	$195,471	$33,413	$488,214	$966,226

The Company's working capital at December 31, 2020, together with future cash flows from operations, are expected to be sufficient to fund planned activities and commitments over the next twelve months from the date of this MD&A.

Capital Resources

The Company's objectives when managing capital are to:

•	safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives; and
•	maintain a flexible capital structure which lowers its cost of capital.

In assessing capital structure, the Company includes the components of shareholders’ equity, the 2019 Notes, the Term Loan and the Credit Facility. In order to facilitate the management of capital requirements, the Company prepares annual budgets and continuously monitors and reviews actual and forecasted cash flows. The annual budget is monitored and approved by the Company's Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to meet its business requirements for a minimum of twelve months.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.

Under the terms of the Term Loan, the Company is required to comply with the following financial covenants:

•	historic and forecast debt service cover ratio greater than or equal to 1.20:1;
•	loan life cover ratio greater than or equal to 1.30:1; and
•	minimum tail reserves as a percentage of total reserves greater than or equal to 30%.

As of December 31, 2020, the Company was in compliance with its externally-imposed financial covenants in relation to the Term Loan and Credit Facility. The Company does not have any financial covenants in relation to the 2019 Notes.

Outstanding share data

As at December 31, 2020, the Company had 219,607,048 common shares and 1,405,436 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$29.09 per share.

The Company's authorized capital consists of an unlimited number of common shares without par value. As at February 17, 2021, the following common shares and options were outstanding:

SSR Mining Inc.	MD&A Q4 2020 | 41

10.	LIQUIDITY AND CAPITAL RESOURCES (continued)

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	219,830,596
Stock options	1,274,103	5.83 - 29.09	0.10 - 6.27
Other share-based compensation awards	1,357,301		0.12 - 8.87
Fully diluted	222,462,000

11.	FINANCIAL INSTRUMENTS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on its financial performance. Risk management is carried out under policies approved by the Company's Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. The Company does not have a practice of trading derivatives. The Company's use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices, interest rates and marketable securities risks, which are subject to the oversight of its Board of Directors.

The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to the Company's exposures to these risks or the management of its exposures during the year ended December 31, 2020, except as noted below.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on the metal prices for gold, silver, lead and zinc, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of the Company's control.

The Company has not hedged the price of any metal as part of its overall corporate strategy.

The Company's concentrate metal sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate. This adjustment period represents the Company's exposure to commodity price risk on its trade receivables. A 10% increase or decrease in the silver price as at December 31, 2020, with all other variables held constant, would have resulted in a $3.0 million increase or decrease to the Company's after-tax net income, respectively.

As the Company does not have trade receivables relating to gold sales, changes in gold prices do not impact the value of any financial instruments.

The costs relating to the Company's production activities vary depending on market prices on consumables, including diesel fuel and electricity. The Company hedges a portion of its future cash flows relating to diesel consumption through swap and option contracts within limits set under a risk management policy approved by the Board of Directors to manage its exposure to fluctuations in diesel prices. In addition, due to the ice road supply at Seabee, the Company purchases annual consumable supplies in advance at prices which are generally fixed at the time of purchase, and not during period of use.

SSR Mining Inc.	MD&A Q4 2020 | 42

11.	FINANCIAL INSTRUMENTS (continued)
a)	Market Risk (continued)
(i)	Price Risk (continued)

During the year ended December 31, 2020, in accordance with its risk management policy, the Company used swaps and options to hedge a portion of its diesel costs at Marigold and Seabee and recognized an unrealized loss of $1.2 million in other comprehensive income ("OCI") and a realized loss of $4.1 million in the consolidated statements of income (2019 - unrealized gain of $1.2 million in OCI).

Marigold

The following table summarizes the financial information relating to the future anticipated diesel consumption at Marigold that the Company has hedged as at December 31, 2020:

	2021	2022
Gallons hedged (in thousands)	10,440	1,380
Portion of forecast diesel consumption hedged (%)	89.2	12.7
Floor price ($/gallon)(1)	1.54	1.48
Cap price ($/gallon)(1)	1.91	1.80

(1) Based on the U.S. New York Harbor Ultra-Low Sulfur Diesel Index.

As at December 31, 2020, the spot price of diesel was $1.43 per gallon.

Seabee

The following table summarizes the financial information relating to the future anticipated diesel consumption at Seabee that the Company has hedged as at December 31, 2020:

2021
Litres hedged (in thousands)	3,560
Portion of forecast diesel consumption hedged (%)	94.9
Floor price ($/litre)(1)	0.43
Cap price ($/litre)(1)	0.48

(1) Based on the NYMEX Heating Oil Ultra-Low Sulphur Diesel Index.

As at December 31, 2020, the spot price of diesel was $0.39 per litre.

As at December 31, 2020, the fair value of the Company's derivative instruments relating to diesel hedges at Marigold and Seabee was $2.0 million, $1.9 million and $0.1 million of which are included in accounts payable and accrued liabilities and other non-current liabilities, respectively, in the consolidated statements of financial position (2019 - $0.3 million included in accounts payable and accrued liabilities).

As at December 31, 2020, the Company has not hedged future anticipated diesel consumption at Çöpler or Puna. If and when it is determined to be favorable, the Company may execute additional diesel fuel hedges under its risk management policy.

Marketable Securities

The Company holds certain investments in marketable securities which are measured at fair value, being the closing share price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices as at December 31, 2020 would have resulted in a $2.3 million increase or decrease in the Company's total comprehensive income for the year ended December 31, 2020.

The Company did not hedge any securities in 2020 or 2019.

SSR Mining Inc.	MD&A Q4 2020 | 43

11.	FINANCIAL INSTRUMENTS (continued)
a)	Market Risk (continued)

(ii)       Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs the Company incurs at its operations. Gold, silver, lead and zinc are sold in USD and the Company's costs are principally in USD, TRY, CAD and ARS. The appreciation or depreciation of foreign currencies against the USD can increase or decrease the cost of metal production and capital expenditures in USD terms. The Company is also exposed to currency risk arising from cash, cash equivalents and restricted cash held in foreign currencies, marketable securities, accounts receivable and other financial assets, trade and other payables, lease liabilities, other financial liabilities, and income and other taxes receivable (payable) denominated in foreign currencies, Further, the Company is exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense, respectively.

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into ARS within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remained in effect as at December 31, 2020. While these provisions remain in effect, the Company is unable to hold funds in Argentina in USD, which may increase its exposure to the ARS, depending on the overall cash position within the country, which is currently minimal.

At December 31, 2020 the Company was primarily exposed to currency risk through the following financial assets and liabilities, income and other tax receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

	December 31, 2020
	TRY	CAD	ARS
Financial assets and liabilities
Cash and cash equivalents	$1,435	$4,556	$3,325
Marketable securities	—	25,235	—
Accounts receivable and other financial assets(1)	11,395	363	2,670
Trade and other payables	(33,904)	(39,445)	(8,576)
Lease liabilities(1)	(6,389)	(3,284)	—
Other financial liabilities	(3,195)	(13,933)	(3)
Total	$(30,658)	$(26,508)	$(2,584)

	December 31, 2019
	TRY	CAD	ARS
Financial asset and liabilities
Cash and cash equivalents	$—	$4,786	$146
Marketable securities		65,586	—
Accounts receivable and other financial assets(1)	—	—	1,250
Trade and other payables	—	(26,695)	(13,411)
Lease liabilities(1)	—	(3,679)	—
Other financial liabilities	—	—	—
Total	$—	$39,998	$(12,015)
(1)	Includes current and non-current portion.

SSR Mining Inc.	MD&A Q4 2020 | 44

11.	FINANCIAL INSTRUMENTS (continued)
a)	Market Risk (continued)

(ii)       Currency Risk (continued)

The Company assessed the impact of a 10% change in the USD exchange rate relative to the CAD and a 25% change in the USD exchange rate relative to the TRY and ARS as at December 31, 2020 on the Company's net income based on the above financial assets and liabilities. As at December 31, 2020, depreciation of the TRY, CAD, and ARS against the USD would have resulted in an increase (decrease) to the Company's total comprehensive income as follows:

Year ended December 31	2020
Turkish lira	$2,453
Canadian dollar	1,935
Argentine peso	485

During the year ended December 31, 2020, in accordance with its risk management policy, the Company entered into CAD/USD foreign currency hedges to manage the foreign currency exposure at Seabee and recognized an unrealized gain of $0.5 million in OCI and a realized loss of $0.4 million in the consolidated statements of income (2019 - unrealized gain of $1.0 million in OCI).

As at December 31, 2020, the Company had the following hedge positions outstanding:

	2021	2022
Notional amount (in thousands of CAD)	24,957	9,000
Portion of forecast exposure hedged (%)	33.9	11.9
Floor level (CAD per 1 USD)	1.32	1.35
Cap level (CAD per 1 USD)	1.38	1.42

As at December 31, 2020, the fair value of derivative instruments related to the Company's foreign currency hedges was $1.2 million, $0.8 million and $0.5 million of which are included in other current and non-current assets, respectively, in the consolidated statements of financial position (2019 - $0.4 million included in other current assets).

The Company has not hedged its foreign currency exposure to the TRY or ARS.

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company manages interest rate risk by maintaining an investment policy for short-term investments and cash held in banks, which focuses on preservation of capital and liquidity. As at December 31, 2020, the Company is exposed to interest rate cash flow risk arising from its cash and restricted cash in bank accounts that earn variable interest rates, and interest expense on variable rate borrowings. The Company's variable rate borrowings are comprised of the Term Loan, which is subject to a variable interest rate of LIBOR plus 3.50% to 3.70%, and the Credit Facility, which is subject to a variable interest rate of LIBOR plus 2.25% to 3.75%.

Future net cash flows from interest income on cash, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. To mitigate exposures to interest rate risk, the Company may purchase short-term investments at market interest rates that result in fixed yields to maturity.

The Company holds interest rate swaps to limit exposure to the impact of the variable LIBOR interest rate volatility. As at December 31, 2020, approximately 37% of the outstanding Term Loan balance is covered through interest rate swap contracts through the duration of the interest rate hedge program, ending in December 2021. As at December 31, 2020, the fair value of the interest rate swaps was $1.9 million included in accounts payable and accrued liabilities in the consolidated statements of financial position (2019 - nil).

SSR Mining Inc.	MD&A Q4 2020 | 45

11.	FINANCIAL INSTRUMENTS (continued)
a)	Market Risk (continued)

(iii)       Interest Rate Risk (continued)

As at December 31, 2020, a 1.0% increase or decrease in the LIBOR interest rate, assuming all other variables remained constant and assuming no effect from the interest rate swap contract, would decrease or increase the Company's after-tax net income by $0.4 million.

As at December 31, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.16% (2019 - 1.8%). With other variables unchanged, a 1.0% change in the annualized interest rate would impact the Company's after-tax net income by $4.0 million (2019 - $3.3 million).

As at December 31, 2020, the Company is exposed to interest rate fair value risk on the 2019 Notes which is subject to a fixed interest rate. A change in interest rates would impact the fair value of the 2019 Notes. However, as the 2019 Notes are measured at amortized cost, there would be no impact on the Company's financial results.

b)       Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations under the terms of the financial contract. The Company's credit risk is limited to the following instruments:

(i)	Credit risk related to financial institutions and cash deposits

Credit risk related to financial institutions and cash deposits is managed by diversifying cash and cash equivalents and restricted cash holdings among various financial institutions and by investing those holdings in diverse investment types including short term investment grade securities and money market fund holdings, including bankers’ acceptances, guaranteed investment contracts, corporate commercial paper, and United States treasury bills and notes in accordance with the Company’s investment policy. Investment objectives are primarily directed towards preservation of capital and liquidity. The investment policy provides limitations on concentrations of credit risk, credit quality, and the duration of investments, as well as minimum rating requirements for banks and financial institutions that hold the Company’s cash and cash equivalents and restricted cash.

(ii)	Credit risk related to trade receivables

The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. The Company manages this risk through provisional payments of approximately 75% of the value of the concentrate shipped and through transacting with multiple counterparties.

(iii)	Credit risk related to other financial assets and VAT receivables

The Company's credit risk with respect to other financial assets includes deferred consideration in connection with the sales of certain mineral properties. The Company has security related to these payments in the event of default.

The Company is exposed to credit risk through its value-added tax ("VAT") receivables and other receivables that are collectible from the governments of Turkey and Argentina. With respect to VAT in Turkey, the balance is expected to be recoverable in full. With respect to VAT in Argentina, the balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a portion of the asset is classified as non-current until government approval of the recovery claim is approved. Management monitors its exposure to credit risk on a continual basis.

SSR Mining Inc.	MD&A Q4 2020 | 46

11.	FINANCIAL INSTRUMENTS (continued)
b)	Credit Risk (continued)
(iii)	Credit risk related to other financial assets and VAT receivables (continued)

The Company's maximum exposure to credit risk as at December 31, 2020 and December 31, 2019 was as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$860,637	$503,647
Trade receivables	38,456	54,164
Value added tax receivable	30,279	21,416
Restricted cash	35,288	2,339
Other current and non-current financial assets	16,219	15,625
	$980,879	$597,191

At December 31, 2020, no amounts were held as collateral except those discussed above related to other financial assets.

12.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, the Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its operating results, business prospects or financial position. The Company continuously assess and evaluate these risks and seek to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across its organization.

For a comprehensive list of other known risks and uncertainties affecting the business, please refer to the section entitled “Risk Factors” in the Company's most recent Annual Information Form, which is available at www.sedar.com, and the Company's most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov. Subsequent to the filing of the Annual Information Form and Annual Report, SSR Mining completed the acquisition of Alacer on September 16, 2020. While many of the risks and uncertainties in the Company's Annual Information Form and Annual Report also apply to Alacer’s business, additional material risks and uncertainties specific to Alacer’s business are set out below under the heading “Risks associated with the Alacer Transaction”.

SSR Mining Inc.	MD&A Q4 2020 | 47

12.	RISKS AND UNCERTAINTIES (continued)

Risks associated with the COVID-19 pandemic

The COVID-19 pandemic adversely impacted the Company's operations, including production and operating income in the first half of 2020, particularly at Seabee and Puna where operations were temporarily suspended on March 25, 2020 and March 20, 2020, respectively, before entering into phased restart processes. Çöpler and Marigold continued to operate with limited impact from COVID-19, and the Company has implemented numerous measures intended to protect its workforce, including ensuring physical distancing and providing additional protective equipment, including, in respect of Çöpler, an Infectious Diseases Management Outbreak plan, which provides for, in addition to physical distancing and protective equipment, screening, quarantine and treatment plans and logistics and supply chain planning, among other things. While all the Company's mines are currently operating at expected levels, there is no guarantee that its operations will not be the subject of new or additional suspensions or closures, in whole or in part, in the future.

The global responses to the COVID-19 pandemic have led to significant restrictions on travel, temporary business closures, quarantines, stock market volatility, supplier and vendor uncertainty and a general reduction in global consumer activity. The effects of the COVID-19 pandemic continue to evolve, and governments may introduce new, or modify existing, laws, regulations, decrees or other orders that could impact the Company's operations or affect its employees, suppliers, local communities, customers, and other stakeholders. In addition, there is the risk that the responses of the relevant governments may be insufficient to contain the impact of the COVID-19 pandemic, which could further impact the Company's ability to operate. Further, there is the risk that one or more of the Company's employees, contractors or community members could contract COVID-19 or be directly affected by someone who contracts COVID-19 and is required to self-isolate. This could impact the Company's workforce, its ability to operate at that location and the health of the surrounding community. The Company has implemented what it believes to be the necessary protocols in each of its jurisdictions in which it operates in order to adequately respond to developments relating to the COVID-19 pandemic, including to further protect the health and safety of its workforce, their families and neighboring communities. However, with the uncertainties surrounding the continued development of the COVID-19 pandemic and the resulting implications globally, there is no assurance that any protocols that have been or that may be put in place will mitigate the risks or that they will not cause the Company to experience less favorable economic and/or health and safety outcomes.

Finally, while the COVID-19 pandemic has adversely impacted the Company's operations in the short term, it is difficult to predict the long term impact on the global economy, which could in turn materially adversely affect its operations, financial results and/or liquidity position. These risks include, but are not limited to, operational and supply chain delays and disruptions, labour shortages, social unrest, breach of material contracts and customer agreements, increased insurance premiums and/or taxes, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, international economic and political conditions, international or regional consumptive patterns, expectations on inflation or deflation, interest rates, capital markets volatility, or other unknown but potentially significant impacts, including the possibility of a significant protracted economic downturn, including a global recession. These factors may impact, among other things, the Company's operating plans, production, liquidity and cash flows, valuation of its long-lived assets, the broader market and the trading price of SSR Mining's common shares.

Given the uncertainty of the duration and magnitude of the impact of the COVID-19 pandemic, the Company's future operations, including production and cash cost estimates, are subject to a higher than normal degree of risk and uncertainty. It is unknown whether and how the Company's operations may be affected if the COVID-19 pandemic persists for an extended period of time. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2021, SSR Mining's business, financial condition and results of operations could be more significantly impacted.

SSR Mining Inc.	MD&A Q4 2020 | 48

13.	NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate its operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company's consolidated financial statements.

Non-GAAP Measure - Cash Costs Per Ounce Sold

The Company uses cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor its operating performance internally, including operating cash costs. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations and the impact of by-product credits on its cost structure. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, the Company includes the by-product credits as it considers the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing management and other stakeholders to assess the net costs of gold and silver production. In calculating cash costs per ounce, the Company also excludes the impact of specific items that are significant, but not reflective of its underlying operations, including the impact of measuring inventories at fair value in connection with business combinations. When deriving the number of ounces of precious metal sold, the Company considers the physical ounces available for sale after the treatment and refining process, commonly referred to as payable metal, as this is what is sold to third parties. Cash costs per ounce metrics, net of by-product credits, are also used in the Company's internal decision making processes.

The following tables provide a reconciliation of cash costs per ounce sold to the consolidated financial statements:

	For the three months ended December 31, 2020
	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$79,948	$62,229	$15,583	$11,821	$169,581
By-product credits	$(1,158)	$(22)	$(33)	$(4,833)	$(6,046)
Treatment and refining charges	$—	$92	$228	$2,016	$2,336
Incremental COVID-19 related costs (1)	$(800)	$(398)	$(910)	$(475)	$(2,583)
Fair value adjustment on acquired inventories	$(28,261)	$—	$—	$—	$(28,261)
Cash costs	$49,729	$61,901	$14,868	$8,529	$135,027

Gold sold (oz)	80,388	73,872	28,000	—	182,260
Silver sold (oz)	—	—	—	955,893	955,893
Gold equivalent sold (oz) (3, 4)	80,388	73,872	28,000	12,602	194,862

Cash cost per gold ounce sold	$619	$838	$531	NA	NA
Cash cost per silver ounce sold	NA	NA	NA	$8.92	NA
Cash cost per gold equivalent ounce sold	$619	$838	$531	$677	$693

SSR Mining Inc.	MD&A Q4 2020 | 49

13.	NON-GAAP FINANCIAL MEASURES (continued)

	For the three months ended December 31, 2019
	Marigold	Seabee	Puna	Total
Production costs	$47,473	$12,282	$29,424	$89,179
By-product credits	$(19)	$(24)	$(10,388)	$(10,431)
Treatment and refining charges	$62	$46	$2,916	$3,024
Cash costs	$47,516	$12,304	$21,952	$81,772

Gold sold (oz)	61,054	24,350	—	85,404
Silver sold (oz)	—	—	2,466,481	2,466,481
Gold equivalent sold (oz) (3, 4)	61,054	24,350	28,864	114,268

Cash cost per gold ounce sold	$778	$505	NA	NA
Cash cost per silver ounce sold	NA	NA	$8.90	NA
Cash cost per gold equivalent ounce sold	$778	$505	$761	$716

	For the year ended December 31, 2020
	Çöpler (2)	Marigold	Seabee	Puna	Total
Production costs	$120,618	$196,409	$41,308	$60,317	$418,652
By-product credits	$(1,158)	$(53)	$(53)	$(16,018)	$(17,282)
Treatment and refining charges	$—	$214	$298	$6,601	$7,113
Incremental COVID-19 related costs (5)	$(1,014)	$(769)	$(1,189)	$(475)	$(3,447)
Fair value adjustment on acquired inventories	$(51,931)	$—	$—	$—	$(51,931)
Cash costs	$66,516	$195,801	$40,364	$50,425	$353,105

Gold sold (oz)	108,283	229,892	75,600	—	413,775
Silver sold (oz)	—	—	—	4,411,087	4,411,087
Gold equivalent sold (oz) (2, 3)	108,283	229,892	75,600	51,696	465,471

Cash cost per gold ounce sold	$614	$852	$534	NA	NA
Cash cost per silver ounce sold	NA	NA	NA	$11.43	NA
Cash cost per gold equivalent ounce sold	$614	$852	$534	$975	$759

	For the year ended December 31, 2019
	Marigold	Seabee	Puna	Total
Production costs	$183,782	$48,470	$97,558	$329,810
By-product credits	$(71)	$(50)	$(32,988)	$(33,109)
Treatment and refining charges	$259	$127	$10,199	$10,585
Cash costs	$183,970	$48,547	$74,769	$307,286

Gold sold (oz)	226,823	104,527	—	331,350
Silver sold (oz)	—	—	7,204,312	7,204,312
Gold equivalent sold (oz) (3, 4)	226,823	104,527	84,033	415,383

Cash cost per gold ounce sold	$811	$464	NA	NA
Cash cost per silver ounce sold	NA	NA	$10.38	NA
Cash cost per gold equivalent ounce sold	$811	$464	$890	$740

(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19.
(2)	The data presented in this column is for the period from September 16, 2020 to December 31, 2020, the period for which the Company was entitled to all economic benefits of Çöpler following its acquisition of Alacer.
(3)	Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. The Company has not included lead and zinc as they are considered a by-product.
(4)	Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

SSR Mining Inc.	MD&A Q4 2020 | 50

Non-GAAP Measure - AISC Per Ounce Sold

AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its by-product cash costs. Additionally, the Company includes sustaining capital expenditures, sustaining mine-site exploration and evaluation costs, reclamation cost accretion and amortization and general and administrative expenses. This measure seeks to reflect the ongoing cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold and silver from current operations and provides the Company and other stakeholders with additional information about its operating performance and ability to generate cash flows. It allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

As described above, AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its cash costs and which are reconciled to reported production costs in the tables above.

The following tables provide a reconciliation of total AISC per ounce to the consolidated financial statements:

	For the three months ended December 31, 2020
	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$49,729	$61,901	$14,868	$8,529	$—	$135,027
Sustaining capital expenditures	$9,724	$15,321	$7,059	$4,882	$—	$36,986
Sustaining exploration and evaluation expense	$(150)	$939	$—	$10	$—	$799
Reclamation cost accretion and amortization	$563	$778	$104	$598	$—	$2,043
General and administrative expense and share-based compensation expense	$251	$76	$15	$1,179	$13,876	$15,397
Total AISC	$60,117	$79,015	$22,046	$15,198	$13,876	$190,252

Gold sold (oz)	80,388	73,872	28,000	—	—	182,260
Silver sold (oz)	—	—	—	955,893	—	955,893
Gold equivalent sold (oz) (2, 3)	80,388	73,872	28,000	12,602	—	194,862

AISC per gold ounce sold	$748	$1,070	$787	NA	NA	NA
AISC per silver ounce sold	NA	NA	NA	$15.90	NA	NA
AISC per gold equivalent ounce sold	$748	$1,070	$787	$1,206	NA	$976

SSR Mining Inc.	MD&A Q4 2020 | 51

13.	NON-GAAP FINANCIAL MEASURES (continued)

	For the three months ended December 31, 2019
	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$47,516	$12,304	$21,952	$—	$81,772
Sustaining capital expenditures	$19,884	$5,946	$4,699	$—	$30,529
Sustaining exploration and evaluation expense	$332	$—	$492	$—	$824
Reclamation cost accretion and amortization	$449	$35	$433	$—	$917
General and administrative expense and share-based compensation expense	$—	$—	$—	$10,242	$10,242
Total AISC	$68,181	$18,285	$27,576	$10,242	$124,284

Gold sold (oz)	61,054	24,350	—	—	85,404
Silver sold (oz)	—	—	2,466,481	—	2,466,481
Gold equivalent sold (oz) (2, 3)	61,054	24,350	28,864	—	114,268

AISC per gold ounce sold	$1,117	$751	NA	NA	NA
AISC per silver ounce sold	NA	NA	$11.18	NA	NA
AISC per gold equivalent ounce sold	$1,117	$751	$955	NA	$1,088

	For the year ended December 31, 2020
	Çöpler (1)	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$66,516	$195,801	$40,364	$50,425	$—	$353,106
Sustaining capital expenditures	$12,893	$78,362	$30,325	$12,527	$—	$134,107
Sustaining exploration and evaluation expense	$162	$4,257	$—	$204	$—	$4,623
Reclamation cost accretion and amortization	$649	$2,149	$209	$2,452	$—	$5,459
General and administrative expense and share-based compensation expense	$251	$435	$127	$1,520	$30,158	$32,491
Total AISC	$80,471	$281,004	$71,025	$67,128	$30,158	$529,786

Gold sold (oz)	108,283	229,892	75,600	—	—	413,775
Silver sold (oz)	—	—	—	4,411,087	—	4,411,087
Gold equivalent sold (oz) (2, 3)	108,283	229,892	75,600	51,696	—	465,471

AISC per gold ounce sold	$743	$1,222	$939	NA	NA	NA
AISC per silver ounce sold	NA	NA	NA	$15.22	NA	NA
AISC per gold equivalent ounce sold	$743	$1,222	$939	$1,299	NA	$1,138

SSR Mining Inc.	MD&A Q4 2020 | 52

13.	NON-GAAP FINANCIAL MEASURES (continued)

	For the year ended December 31, 2019
	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$183,970	$48,547	$74,769	$—	$307,286
Sustaining capital expenditures	$45,666	$33,558	$23,087	$—	$102,311
Sustaining exploration and evaluation expense	$3,258	$2,624	$787	$—	$6,669
Reclamation cost accretion and amortization	$1,555	$137	$2,622	$—	$4,314
General and administrative expense and share-based compensation expense	$—	$—	$—	$30,929	$30,929
Total AISC	$234,449	$84,866	$101,265	$30,929	$451,509

Gold sold (oz)	226,823	104,527	—	—	331,350
Silver sold (oz)	—	—	7,204,312	—	7,204,312
Gold equivalent sold (oz) (2, 3)	226,823	104,527	84,033	—	415,383

AISC per gold ounce sold	$1,034	$812	NA	NA	NA
AISC per silver ounce sold	NA	NA	$14.06	NA	NA
AISC per gold equivalent ounce sold	$1,034	$812	$1,205	NA	$1,087

(1)	The data presented in this column is for the period from September 16, 2020 to December 31, 2020, the period for which the Company was entitled to all economic benefits of Çöpler following its acquisition of Alacer.
(2)	Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. The Company has not included lead and zinc as they are considered a by-product.
(3)	Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

Non-GAAP Measure - Adjusted Attributable Net Income

Adjusted attributable net income and adjusted attributable net income per share are used by management and investors to measure the Company's underlying operating performance. Adjusted attributable net income is defined as net income adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories and mineral properties at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses), including those related to deferred tax balances; transaction and integration expenses; changes in tax rates and other non-recurring items.

In prior periods, adjusted attributable net income was also adjusted to exclude non-cash finance expense, net of non-cash finance income and any write-downs of inventories to net realizable value. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. In addition, in prior periods, adjustments to net income were not individually tax-effected. The Company's calculation of adjusted attributable net income now tax effects each adjusting item within the "income tax impact related to above adjustments" line item. The calculations of adjusted attributable net income and adjusted attributable net income per share for prior periods have been conformed with the presentation in the current period.

SSR Mining Inc.	MD&A Q4 2020 | 53

13.	NON-GAAP FINANCIAL MEASURES (continued)

The following table provides a reconciliation of adjusted attributable net income to the consolidated financial statements:

(in thousands of USD, unless otherwise noted)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Net income attributable to equity holders of SSR Mining	$89,039	$19,479	$133,494	$57,315
Adjustments:
Fair value adjustment on acquired assets	28,111	—	48,894	—
Care and maintenance expense	1,896	—	29,593	—
COVID-19 related costs (1)	2,583	—	3,447	—
Foreign exchange loss	2,952	4,633	3,755	5,359
Transaction and integration expense	2,334	—	20,813	—
Loss on redemption of convertible notes	—	—	—	5,423
Other adjusting items (2)	(5,327)	1,390	(12,490)	1,390
Income tax impact related to above adjustments	(6,606)	(745)	(22,465)	(2,359)
Foreign exchange (gain) loss on deferred tax balances	(2,665)	1,854	15,860	21,321
Inflationary impacts on tax balances	(3,504)	(2,894)	(7,729)	(9,691)
Adjusted net income attributable to equity holders of SSR Mining	$108,813	$23,717	$213,172	$78,758

Weighted average shares outstanding ('000s)	219,504	121,742	151,144	121,769
Adjusted basic attributable income per share to equity holders of SSR Mining	$0.50	$0.19	$1.41	$0.65

(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.
(2)	For the year ended December 31, 2020, Other adjusting items includes a gain of $6.2 million (December 31, 2019 - $nil) related to the sale of marketable securities and a gain of $4.5 million (December 31, 2019 - $nil) related to the acquisition of mineral properties.

SSR Mining Inc.	MD&A Q4 2020 | 54

13.	NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Free Cash Flow

The Company uses free cash flow, a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the ability of the Company to generate cash flow after capital investments and build the Company's cash resources. The Company calculates free cash flow by deducting cash capital spending from cash generated by operating activities.

Free cash flow is reconciled to the amounts included in the consolidated statements of cash flows as follows:

(in thousands of USD, unless otherwise noted)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Cash generated by operating activities	$217,383	$51,917	$348,615	$145,844
Expenditures on mineral properties, plant and equipment	(60,375)	(25,029)	(169,340)	(135,768)
Free cash flow	$157,008	$26,888	$179,275	$10,076

Non-GAAP Measure - Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses); transaction and integration expenses; unrealized gains (losses) on derivatives; and other non-recurring items.

The following is a reconciliation of EBITDA and adjusted EBITDA to the consolidated financial statements:

(in thousands of USD, unless otherwise noted)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Net income	$97,654	$19,479	$140,468	$55,757
Depletion and depreciation	54,742	31,321	126,429	108,247
Interest and other finance income	(636)	(1,669)	(6,545)	(11,910)
Interest expense and other finance costs	7,577	7,545	26,787	31,598
Income tax expense	13,048	11,669	40,853	30,372
EBITDA	$172,385	$68,345	$327,992	$214,064
Fair value adjustment on acquired inventories	28,261	—	51,931	—
Care and maintenance expense	1,896	—	29,593	—
COVID-19 related costs (1)	2,583	—	3,447	—
Foreign exchange loss	2,952	4,633	3,755	5,359
Transaction and integration expense	2,334	—	20,813	—
Loss on redemption of convertible notes	—	—	—	5,423
Other adjusting items	(5,327)	1,390	(12,490)	1,390
Adjusted EBITDA	$205,084	$74,368	$425,041	$226,236

(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.
(2)	For the year ended December 31, 2020, Other adjusting items includes a gain of $6.2 million (December 31, 2019 - $nil) related to the sale of marketable securities and a gain of $4.5 million (December 31, 2019 - $nil) related to the acquisition of mineral properties.

SSR Mining Inc.	MD&A Q4 2020 | 55

13.	NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Consolidated Cash

The Company uses consolidated cash, a non-GAAP financial measure, to supplement information in its consolidated financial statements. Consolidated cash does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes consolidated cash provides useful information to investors as it shows the underlying cash position on a consolidated basis, especially as it is compared on a relative basis to the Company's debt position. The Company calculates consolidated cash as cash and cash equivalents plus restricted cash, which is shown as a non-current asset in the consolidated statement of financial position, and attributable cash held by joint ventures accounted for using the equity method.

The quantitative reconciliation from cash and cash equivalents as shown in the consolidated statement of financial position to the non-GAAP measure of consolidated cash is shown in the table below:

(in thousands of USD, unless otherwise noted)	December 31, 2020	December 31, 2019
Cash and cash equivalents	$860,637	$503,647
Add: Restricted cash	35,288	2,339
Add: Attributable cash held by joint ventures accounted for using the equity method	1,042	—
Consolidated Cash	$896,967	$505,986

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company's consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Note 2 of the Company's consolidated financial statements for the year ended December 31, 2020 provides details of the significant accounting policies for significant or potentially significant areas that have had an impact on the Company's financial statements or may have an impact in future periods. The impact of future accounting changes is disclosed in note 2(q) to the Company's consolidated financial statements.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 3 of the Company's consolidated financial statements for the year ended December 31, 2020.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that are filed is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

SSR Mining Inc.	MD&A Q4 2020 | 56

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (continued)

Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors' and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Beginning in March 2020, all corporate office staff and many site administrative personnel began working from home in response to the COVID-19 pandemic. This change required certain processes and controls that were previously performed or documented manually to be completed and retained in electronic form.

In conjunction with the acquisition of Alacer on September 16, 2020, there are now two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia, as well as new regional management in Turkey. In addition, the Company has a new management team, led by Rod Antal as President & CEO.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020.

Management has excluded Alacer, which was acquired on September 16, 2020, from the assessment of the effectiveness of internal control over financial reporting as of December 31, 2020. The assets and revenues of Alacer represent 67% and 24%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

The effectiveness of the Company's internal control over financial reporting, as of December 31, 2020, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the consolidated financial statements as of and for the years ended December 31, 2020, and 2019, as stated in its report which accompanies the consolidated financial statements.

Limitations of Controls and Procedures

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

SSR Mining Inc.	MD&A Q4 2020 | 57

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (continued)

The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain statements contained in this MD&A constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this MD&A. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking statements in this MD&A include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and AISC per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

SSR Mining Inc.	MD&A Q4 2020 | 58

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Qualified Persons

Except as set out herein, the scientific and technical information contained in this MD&A relating to Çöpler has been reviewed and approved by Robert L. Clifford, SME Registered Member, and Dr. Cengiz Y. Demirci, AIPG (CPG), each of whom is a qualified person under NI 43-101. Mr. Clifford is the Company's Director, Mine Planning and Dr. Demirci is the Company's Vice President, Exploration. The scientific and technical information contained in this MD&A relating to Marigold has been reviewed and approved by Greg Gibson, , and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is the Company's General Manager and Mr. Carver is the Company's Resource Development Manager, USA. The scientific and technical information contained in this MD&A relating to Seabee has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is the Company's Director, Mine Planning, and Mr. Kulas is the Company's Resource Development Manager, Canada. The scientific and technical information contained in this MD&A relating to Puna has been reviewed and approved by Robert Gill, P.Eng., and Karthik Rathnam, MAusIMM (CP), each of whom is a qualified person under NI 43-101. Mr. Gill is the Company's General Manager at Puna. Mr. Rathnam is the Company's Resource Manager, Corporate.

SSR Mining Inc.	MD&A Q4 2020 | 59

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SSR Mining Inc.	MD&A Q4 2020 | 60